                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of July 2002


                               DAIMLERCHRYSLER AG
                 (Translation of registrant's name into English)

                   EPPLESTRASSE 225, 70567 STUTTGART, GERMANY
                     (Address of principal executive office)


     [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                            Form 20-F  X    Form 40-F
                                      ---             ---


     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                 Yes        No   X
                                     ---        ---


     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________]


                         -----------------------------

           This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of
                DaimlerChrysler North America Holding Corporation
                     (Registration Statement No. 333-13160)

                               DAIMLERCHRYSLER AG


FORM 6-K: TABLE OF CONTENTS


1. Press Release of DaimlerChrysler AG, dated July 18, 2002 on DaimlerChrysler Group's financial performance in the second quarter of 2002

2. Interim Report to Stockholders for the three and six month periods ended June 30, 2002

3. Unaudited Interim Condensed Consolidated Financial Statements of DaimlerChrysler AG as of June 30, 2002 and for the three and six month periods ended June 30, 2002 and 2001

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     This document contains forward-looking statements that reflect the current views of DaimlerChrysler management with respect to future events. The words "anticipate," "assume," "believe," "estimate," "expect," "intend," "may," "plan," "project" and "should" and similar expressions are intended to identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: changes in general economic and business conditions, especially an economic downturn in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products; lack of acceptance of new products or services, including increased competitive pressures on the general level of sales incentives and pricing flexibility; inability to implement the turnaround plans for the Chrysler Group and Freightliner promptly and successfully, especially an inability to meet revenue enhancement, efficiency and cost reduction initiatives; the ability of Mitsubishi Motors to implement its restructuring plan successfully; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading "Risk Factors" in DaimlerChrysler's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. DaimlerChrysler does not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

                                 DAIMLERCHRYSLER

                                                               Press Information

                                                                   July 18, 2002

Contact:
Thomas Froehlich, Phone +49 (711) 17 - 93311




DAIMLERCHRYSLER: SIGNIFICANT IMPROVEMENT IN SECOND QUARTER EARNINGS DESPITE DIFFICULT MARKET CONDITIONS

o     IMPLEMENTATION OF CORPORATE STRATEGY ON TRACK

o GROUP OPERATING PROFIT EXCLUDING ONE-TIME EFFECTS INCREASES TO [EURO]1.9 (Q2 2001: [EURO]0.7) BILLION; INCLUDING ONE-TIME EFFECTS [EURO]1.7 (Q2 2001: [EURO]0.9) BILLION

o POSITIVE TREND AT MERCEDES-BENZ PASSENGER CARS & SMART CONTINUES (OPERATING PROFIT: [EURO]0.8 BILLION)

o SIGNIFICANT PROFITABILITY IMPROVEMENT AT CHRYSLER GROUP (OPERATING PROFIT EXCLUDING ONE-TIME EFFECTS: [EURO]0.8 BILLION) AND SERVICES (OPERATING
      PROFIT: [EURO]0.2 BILLION)

o OPERATING PROFIT EXCLUDING ONE-TIME EFFECTS AT COMMERCIAL VEHICLES DIVISION AGAIN POSITIVE AT [EURO]32 MILLION, FREIGHTLINER ACHIEVES BREAKEVEN ALREADY IN THE SECOND QUARTER

o ADJUSTED NET INCOME UP 128% TO [EURO]1.2 BILLION, EARNINGS PER SHARE UP FROM [EURO]0.53 TO [EURO]1.21

o GROUP OPERATING PROFIT EXCLUDING ONE-TIME EFFECTS IN FIRST HALF OF 2002 INCREASES TO [EURO]3.0 (Q2 2001: [EURO]0.1) BILLION; INCLUDING ONE-TIME EFFECTS TO[EURO]4.8 (Q2 2001:[EURO]-2.8) BILLION

o FULL-YEAR OPERATING PROFIT EXCLUDING ONE-TIME EFFECTS EXPECTED TO BE SUBSTANTIALLY MORE THAN THREE TIMES THE LEVEL OF 2001 ([EURO]1.35 BILLION)

Stuttgart/Auburn Hills - In the second quarter of 2002, DaimlerChrysler (stock market code: DCX) continued the positive trend of the first quarter, despite the generally difficult market conditions. Operating Profit excluding one-time effects increased to [EURO]1.9 billion (Q2 2001: [EURO]0.7 billion). This was primarily due to the strong improvement in profitability at Chrysler Group. This good result is further evidence that DaimlerChrysler is on track with the implementation of its corporate strategy.

Including one-time effects, Operating Profit of [EURO]1.7 billion was 80% higher than in the second quarter of last year. The implementation of the Turnaround Plan at Chrysler Group necessitated additional restructuring expenditure of [EURO]374 million, as DaimlerChrysler had announced in February 2001. At the Commercial Vehicles Division there was a one-time charge of [EURO]39 million as a result of restructuring measures, particularly in Western Europe and Brazil. These restructuring measures also require manpower reductions. The sale of DaimlerChrysler's remaining 40% equity interest in TEMIC resulted in a one-time gain of [EURO]156 million.

Net Income excluding one-time effects rose to [EURO]1.2 billion (Q2
2001: [EURO]0.5 billion) and Earnings per Share improved to [EURO]1.21 (Q2 2001: [EURO]0.53). Including one-time effects, Net Income amounted to [EURO]1.1 billion (Q2 2001: [EURO]0.7 billion) and Earnings per Share reached [EURO]1.10 (Q2 2001: [EURO]0.73).

In the first half of 2002, Operating Profit rose from [EURO]-2.8 billion in H1 2001 to [EURO]4.8 billion, adjusted for one-time effects from [EURO]0.1 billion to [EURO]3.0 billion. Net Income increased from [EURO]-1.6 billion to [EURO]3.8 billion, adjusted for one-time effects from [EURO]0.2 billion to [EURO]1.7 billion. Earnings per Share rose to [EURO]3.75 (H1 2001: [EURO]-1.62), adjusted for one-time effects to [EURO]1.71 (H1 2001: [EURO]0.16).

1.3 MILLION VEHICLES SOLD WORLDWIDE

Despite the generally weak level of demand in many key sales markets, DaimlerChrysler sold 1.3 million vehicles worldwide in the second quarter of this year, thus matching the high figures in the second quarter of 2001.

DaimlerChrysler's Revenues decreased in the second quarter by 5% to [EURO]39.3 billion.

At June 30, 2002, DaimlerChrysler employed 374,059 people worldwide (June 30, 2001: 382,558). The main reason for the decrease in the size of workforce were the increases in efficiency at Chrysler Group and Freightliner.

DIVISIONAL DETAILS FOR THE SECOND QUARTER OF 2002


POSITIVE TREND AT MERCEDES-BENZ PASSENGER CARS & SMART CONTINUES


Despite difficult market conditions, Mercedes-Benz Passenger Cars & smart achieved Unit Sales of 329,000 vehicles in the second quarter, thus equaling the peak recorded in the second quarter of last year. Revenues rose by 5% to [EURO]13.1 billion, and Operating Profit excluding one-time effects increased by 2% to [EURO]845 million.

The sales trend for Mercedes-Benz cars continues to be better than that of the overall market. Thus Mercedes-Benz gained market share despite an unchanged negative market trend in Western Europe and the United States. A 5% decline in Unit Sales in Germany was offset by growth in Western Europe (excluding Germany) of 9%. Sales in the United States decreased slightly (-1%) reflecting the upcoming E-Class model changeover.

There were very positive sales developments for the SL roadster (8,900 units, +205%) and the M-Class (30,100 units, +6%). In addition, C-Class sales rose (106,500 units, +5%), reflecting success with its station wagon and sport coupe versions.

The company was able to achieve full production rates at the new E-Class within just three months, compared to fifteen months for the model's predecessor. As a result, more than 72,000 E-Class cars have been produced so far. Incoming orders are also very pleasing.

At smart, second quarter Unit Sales were once again slightly higher than the same period last year (34,000 units; +1%).

SIGNIFICANT PROFIT IMPROVEMENT AT CHRYSLER GROUP

Retail sales at the Chrysler Group increased by 1% to 771,100 vehicles in the second quarter. The increase was led mainly by improved US Sales of minivans (+6%), the Dodge Ram pickup (+19%), the Chrysler PT Cruiser (+23%) and the Jeep Liberty, which set a second quarter sales record of 38,800 vehicles. Market share in the United States through June rose to 13.5% from 13.0% for total year 2001.

Unit Sales (factory shipments) by Chrysler Group in the second quarter decreased slightly to 816,000 vehicles. Incoming orders remained strong. US dealer inventories of 505,700 units at the end of June were at targeted levels (June 30, 2001: 507,700). Due to lower Unit Sales and particularly due to the appreciation of the euro against the US dollar, second quarter Revenues declined by 10% (or -5% on a dollar basis) to [EURO]16.4 billion.

The positive earnings trend of the first quarter 2002, when Chrysler Group recorded an Operating Profit excluding one-time effects of [EURO]127 million, continued into the second. Excluding one-time effects, Chrysler Group achieved an Operating Profit of [EURO]788 million in the second quarter of 2002, compared to a loss of [EURO]148 million in the second quarter of the previous year. This significant profit improvement is due to the effects of the Turnaround Program.


OPERATING PROFIT EXCLUDING ONE-TIME EFFECTS AT COMMERCIAL VEHICLES DIVISION WITH [EURO]32 MILLION AGAIN POSITIVE

Unit Sales in the Commercial Vehicles Division increased by 1% to 129,100 vehicles. Revenues also rose by 1% to [EURO]7.4 billion. However, mainly as a result of difficult market conditions in some of the markets of Western Europe and South America, Operating Profit (excluding one-time effects) of [EURO]32 million was lower than the figure reported for the second quarter of last year.

The Freightliner/Sterling/Thomas Built Buses business unit has returned to profitability already in the second quarter 2002. This is a result of cost reductions being achieved earlier than were originally projected in the Turnaround Plan together with a significant increase in Unit Sales (+5% to 29,900 vehicles). The sales increase was caused by vehicle purchases brought forward in connection with the new emission regulations (EPA 2002) that are to take effect in the United States in October.

Unit Sales by the Mercedes-Benz Trucks business unit increased by 2% to 26,600 vehicles in the second quarter. Despite the difficult market environment, last year's figures were matched in Western Europe. In addition, Unit Sales in the markets of Eastern Europe were increased once more.

Unit Sales of Mercedes-Benz Vans increased by 3% to 64,600 vehicles.

Largely due to the market weakness in Western Europe, worldwide Unit Sales by the DaimlerChrysler Buses & Coaches business unit declined by 14% to 6,300 vehicles.

SERVICES DIVISION ACHIEVES A SIGNIFICANT INCREASE IN OPERATING PROFIT


DAIMLERCHRYSLER SERVICES' second quarter Revenues of [EURO]4.0 billion were not as high as the prior-year figure. This decrease was primarily due to lower new business in the United States and a shift from leasing to sales financing. However, the more important measure of Operating Profit improved from [EURO]101 million to [EURO]227 million.

With the acquisition of a full banking license, the DaimlerChrysler Bank has now added banking products to its traditional leasing and sales-financing activities.

The new product range focuses on areas of business that meet the growing demand for banking services from automobile customers. DaimlerChrysler intends to use these services also to enhance customer loyalty to its automotive brands. DaimlerChrysler expects the expanded product range to deliver positive contributions to earnings.

OTHER ACTIVITIES

In the OTHER ACTIVITIES segment, the MTU AERO ENGINES business unit, due to account settlements and the ongoing weakness of global demand in the market for aircraft engines, recorded a decline in Revenues to [EURO]472 million (-37%) in the second quarter 2002, as had been anticipated. Total incoming orders of [EURO]758 million were 5% higher than in the second quarter of last year.

EADS' results for the first quarter of 2002 confirm the forecasts made for full-year 2002. EADS will publish half-year results on July 25, 2002.

MITSUBISHI MOTORS' Unit Sales in Japan for the months of April through June declined slightly to 73,800 vehicles as had been expected for this generally weak market. However, in the important US market the company again increased its car sales, reaching a figure of 83,300 units, and thus strengthening its competitive position. Mitsubishi Motors continues to make much faster progress than expected with cutting material costs and fixed costs and with workforce reductions. Improvements of 137 billion yen ([EURO]1.2 billion) were 37% better than the planned target. Mitsubishi Motors' contribution to DaimlerChrysler's earnings in the second quarter 2002 was positive.

OUTLOOK FOR FULL-YEAR 2002

The MERCEDES-BENZ PASSENGER CARS & SMART Division assumes that in 2002 it will match last year's high level of Unit Sales, Revenues and Earnings.

Good progress with restructuring, high cost savings and efficiency improvements justify DaimlerChrysler's assumption that CHRYSLER GROUP should report a positive result in the second half of 2002, despite difficult market conditions, and should thus achieve a positive Operating Profit for the year as a whole.

The COMMERCIAL VEHICLES Division also anticipates a positive result excluding one-time effects in full-year 2002, higher than the figure for 2001.

The SERVICES Division expects its generally favorable business trend to continue in the second half of the year, and that Operating Profit for the full year will increase substantially.

DaimlerChrysler's equity investment in EADS and the MTU AERO ENGINES business unit should also deliver positive contributions to the Group's Operating Profit in the 2002 financial year.

MITSUBISHI MOTORS assumes that it will improve its profitability in its current financial year, which ends on March 31, 2003. Its contribution to DaimlerChrysler Group Earnings should be positive and thus considerably exceed last year's level.

The DaimlerChrysler Group as a whole expects Revenues of[EURO]150 billion for full-year 2002 (2001: [EURO]152.9 billion).

DaimlerChrysler remains cautious as far as developments for the remainder of 2002 are concerned. To date DaimlerChrysler has made significant progress regarding the factors that can be influenced internally, and this should continue. That said, the signals that DaimlerChrysler is receiving from its main markets still show a rather growing uncertainty as far as political and economic developments are concerned. Against this background, the overall results of the first half of 2002 cannot just simply be transposed into the second half of the year. DaimlerChrysler recognizes, for instance, that the third quarter is traditionally weaker in the automotive industry. Nevertheless, DaimlerChrysler is lifting its outlook for the Group for 2002. So far the expectation was that Operating Profit excluding one-time effects would exceed twice the level of 2001 ([EURO]1.35 billion) by a significant amount. DaimlerChrysler now expects that Operating Profit excluding one-time effects will be substantially more than three times the level of 2001.

This document contains forward-looking statements that reflect the current views of DaimlerChrysler management with respect to future events. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project" and "should" and similar expressions are intended to identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: changes in general economic and business conditions, especially an economic downturn in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products; lack of acceptance of new products or services, including increased competitive pressures on the general level of sales incentives and pricing flexibility; inability to implement the Turnaround Plans for the Chrysler Group and Freightliner promptly and successfully, especially an inability to meet revenue enhancement, efficiency and cost reduction initiatives; the ability of Mitsubishi Motors to implement its restructuring plan successfully; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading "Risk Factors" in DaimlerChrysler's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. DaimlerChrysler does not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

INTERNET SITE
Addittional information and news from DaimlerChrysler is available on the Internet at: www.media.daimlerchrysler.com

                FIGURES FOR THE 2ND QUARTER/FIRST HALF-YEAR 2002



DAIMLERCHRYSLER GROUP                                       Q2            Q2        Change         YTD          YTD       Change
values in [EURO]                                           2002          2001       02:01          2002         2001       02:01
Revenues, in millions                                     39,337       41,454        - 5 %(1)      76,244       76,979      - 1 %(2)
Operating Profit (Loss), in millions                       1,682          934       + 80 %          4,762       (2,816)      --
Operating Profit, adjusted(3), in millions                 1,939          725      + 167 %          2,956          115       --
Net Income (Loss), in millions                             1,108          731       + 52 %          3,770       (1,626)      --
Per Share (EPS)                                             1.10         0.73       + 51 %           3.75        (1.62)      --
Net Income, adjusted(3),  in millions                      1,219          535      + 128 %          1,716          162       --
Per Share (EPS), adjusted(3)                                1.21         0.53      + 128 %           1.71         0.16       --
Employees (June 30)                                      374,059      382,558        - 2 %        374,059      382,558      - 2 %

OPERATING PROFIT (LOSS) BY SEGMENTS                          Q2           Q2      Change            YTD          YTD      Change
in millions of [EURO]                                       2002         2001      02:01            2002         2001       02:01

Mercedes-Benz Passenger Cars & smart                         845          820        + 3 %          1,498        1,490      + 1 %
Mercedes-Benz Passenger Cars & smart, adjusted(3)            845          830        + 2 %          1,498        1,500      - 0 %
Chrysler Group                                               414         (182)        --              227       (4,638)      --
Chrysler Group, adjusted(3)                                  788         (148)        --              915       (1,557)      --
Commercial Vehicles                                           (7)          96         --              (92)         (42)      --
Commercial Vehicles, adjusted(3)                              32          127       - 75 %            (53)         (11)      --
Services                                                     227          101      + 125 %          2,782          542    + 413 %
Services, adjusted(3)                                        227          101      + 125 %            405          250     + 62 %
Other Activities                                             253          227       + 11 %            411          (91)      --
Other Activities, adjusted(3)                                 97          (57)        --              255           10       --

REVENUES BY SEGMENTS                                         Q2           Q2      Change            YTD          YTD      Change
in millions of [EURO]                                       2002         2001      02:01            2002         2001      02:01

Mercedes-Benz Passenger Cars & smart                      13,072       12,499        + 5 %         25,003       23,671      + 6 %
Chrysler Group                                            16,440       18,241       - 10 %         32,390       31,863      + 2 %
Commercial Vehicles                                        7,384        7,323        + 1 %         13,505       13,857      - 3 %
Services                                                   3,983        4,323        - 8 %          7,913        8,373      - 5 %
Other Activities                                             582        1,166       - 50 %          1,248        2,865      - 56 %


UNIT SALES                                               Q2 2002      Q2 2001      02:01        YTD 2002     YTD 2001      02:01
DaimlerChrysler Group                                  1,274,078    1,277,637        - 0 %      2,373,082    2,349,335      + 1 %
Mercedes-Benz Passenger Cars & smart                     328,957      328,798        + 0 %        621,432      620,295      + 0 %
Chrysler Group                                           816,008      820,982        - 1 %      1,520,853    1,481,891      + 3 %
Commercial Vehicles                                      129,113      127,857        + 1 %        230,797      247,149      - 7 %

----------
1) A 4 % decrease after adjusting for changes in the consolidated Group.
2) A 1 % increase after adjusting for changes in the consolidated Group.
3) Excluding one-time effects.

                                 DAIMLERCHRYSLER














                                 INTERIM REPORT

                                     Q2 2002

CONTENTS

Business Review                                       3
Mercedes-Benz Passenger Cars & smart                  5
Chrysler Group                                        6
Commercial Vehicles                                   7
Services                                              8
Other Activities                                      9
Analysis of the Financial Situation                  11
Consolidated Financial Statements                    15
Financial Diary                                      19


DAIMLERCHRYSLER                                                  Q2 02        Q2 02         Q2 01        Change
Amounts in millions                                             US $ 1)       [EURO]        [EURO]          in %
---------------------------------------------------------------------------------------------------------------------
Revenues                                                        38,771       39,337        41,454            -5 2)
 European Union                                                 12,211       12,389        11,235           +10
    Germany                                                      5,574        5,655         5,972            -5
 USA                                                            19,973       20,265        23,128           -12
 Other markets                                                   6,587        6,683         7,091            -6
Employees (June 30)                                                         374,059       382,558            -2
Research and development costs                                   1,442        1,463         1,407            +4
Investment in property, plant and equipment                      1,796        1,822         2,520           -28
Cash provided by operating activities                            6,437        6,531         7,345           -11
Operating profit                                                 1,658        1,682           934           +80
Operating profit-adjusted 3)                                     1,911        1,939           725          +167
Net income                                                       1,092        1,108           731           +52
    per share (in US $/[EURO])                                    1.08         1.10          0.73           +51
Net income-adjusted 3)                                           1,201        1,219           535          +128
    per share-adjusted 3) (in US $/[EURO])                        1.19         1.21          0.53          +128
---------------------------------------------------------------------------------------------------------------------

1) Rate of exchange [EURO]1 = US $ 0.9856 (based on the noon buying rate on June 28, 2002).
2)    A 4% decrease after adjusting for changes in the consolidated Group.
3)    Excluding one-time effects.


                    REVENUES 1)                 OPERATING             NET INCOME (LOSS) 2)          EARNINGS (LOSS)
                 In billions of[EURO]         PROFIT (LOSS) 2)        In billions of [EURO]           PER SHARE 2)
                                             In billions of[EURO]                                        In [EURO]
                2001          2002          2001         2002          2001          2002          2001          2002
--------------------------------------------------------------------------------------------------------------------------
Q1              34.534        36.907       (0.610)        1.017        (0.373)        0.497         (0.37)        0.50
Q2              41.454        39.337        0.725         1.939         0.535         1.219          0.53         1.21
Q3              35.985             -        0.666             -         0.284             -          0.28            -
Q4              39.909             -        0.564             -         0.284             -          0.28            -

1)  Adjusted for changes in the consolidated Group
2)  Excluding one-time effects


DAIMLERCHRYSLER                                                Q1-2 02      Q1-2 02       Q1-2 01        Change
Amounts in millions                                            US $ 1)        [EURO]        [EURO]          in %
---------------------------------------------------------------------------------------------------------------------
Revenues                                                        75,146       76,244        76,979            -1 2)
 European Union                                                 22,810       23,143        22,659            +2
    Germany                                                     10,262       10,412        11,244            -7
 USA                                                            39,750       40,331        40,898            -1
 Other markets                                                  12,586       12,770        13,422            -5
Employees (June 30)                                                         374,059       382,558            -2
Research and development costs                                   2,820        2,861         2,940            -3
Investment in property, plant and equipment                      3,368        3,417         5,030           -32
Cash provided by operating activities                           10,451       10,604        10,892            -3
Operating profit (loss)                                          4,693        4,762        (2,816)            .
Operating profit - adjusted 3)                                   2,913        2,956           115             .
Net income (loss)                                                3,716        3,770        (1,626)            .
    per share (in US $/[EURO])                                    3.70         3.75         (1.62)            .
Net income-adjusted 3)                                           1,691        1,716           162             .
    per share-adjusted 3) (in US $/[EURO])                        1.69         1.71          0.16             .
---------------------------------------------------------------------------------------------------------------------

1) Rate of exchange [EURO]1 = US $ 0.9856 (based on the noon buying rate on June 28, 2002).
2)    A 1% increase after adjusting for changes in the consolidated Group.
3)    Excluding one-time effects.

BUSINESS REVIEW

SIGNIFICANT IMPROVEMENT IN EARNINGS DESPITE

DIFFICULT MARKET CONDITIONS

o GROUP OPERATING PROFIT EXCLUDING ONE-TIME EFFECTS INCREASES TO [EURO]1.9 BILLION (Q2 2001: [EURO]0.7 BILLION); INCLUDING ONE-TIME EFFECTS [EURO]1.7 BILLION (Q2 2001: [EURO]0.9 BILLION)

o POSITIVE TREND AT MERCEDES-BENZ PASSENGER CARS & SMART CONTINUES (OPERATING PROFIT: [EURO]0.8 BILLION)

o SIGNIFICANT EARNINGS IMPROVEMENT AT CHRYSLER GROUP (OPERATING PROFIT EXCLUDING ONE-TIME EFFECTS: [EURO]0.8 BILLION) AND SERVICES (OPERATING
      PROFIT: [EURO]0.2 BILLION)

o LOWER OPERATING PROFIT EXCLUDING ONE-TIME EFFECTS AT COMMERCIAL VEHICLES DIVISION OF [EURO]32 MILLION, BUT FREIGHTLINER ACHIEVES BREAKEVEN IN THE SECOND QUARTER

o ADJUSTED NET INCOME UP 128% TO [EURO]1.2 BILLION, EARNINGS PER SHARE UP FROM [EURO]0.53 TO [EURO]1.21

o FULL-YEAR OPERATING PROFIT EXCLUDING ONE-TIME EFFECTS EXPECTED TO BE SUBSTANTIALLY MORE THAN THREE TIMES THE LEVEL OF 2001 (2001: [EURO]1.35 BILLION)



STILL NO SIGNS OF A SUSTAINED ECONOMIC REVIVAL

o In the second quarter of 2002, there were still no signs of a sustained revival of the global economy.

o Stimulated by ongoing high price incentives and attractive financing offers, demand in the US automotive market remained at a high level. In Western Europe and South America, on the other hand, there were declines in the markets for passenger cars and commercial vehicles and in some cases these were quite substantial. There was no significant impetus from the Japanese automotive market in the second quarter.

SIGNIFICANT EARNINGS IMPROVEMENT IN THE SECOND QUARTER

o At DaimlerChrysler the positive trend of the first quarter continued, despite the generally difficult market conditions. Operating profit excluding one-time effects increased to [EURO]1.9 billion (Q2 2001:
      [EURO]0.7 billion). This was primarily due to the strong improvement in profitability at Chrysler Group. The turnaround plans at Chrysler Group and Freightliner continued to show strong progress during the second quarter.

o Including one-time effects, operating profit was 80% higher than in the second quarter of last year. The implementation of the turnaround plan at Chrysler Group necessitated additional restructuring charges of [EURO]374 million, as we had already announced in February 2001. At the Commercial Vehicles division there was a one-time charge of [EURO]39 million as a result of restructuring measures, particularly in Western Europe and Brazil, which also requires manpower reductions. The sale of our remaining 40% equity interest in TEMIC resulted in a one-time gain of [EURO]156 million.

o The Mercedes-Benz Passenger Cars & smart division increased its second-quarter operating profit to [EURO]845 million, which was 2% higher than the adjusted figure for Q2 2001. The launch of the new E-Class sedans and the new CLK coupes, which have been available in Europe since mid of March and May respectively, allowed us to improve operative earnings while unit sales remained constant.

o Business developments at Chrysler Group were very positive in the second quarter. As a result of extensive cost reductions, the turnaround plan is being implemented faster than had been expected. Operating profit adjusted for one-time effects reached [EURO]788 million; in the second quarter of last year there had been an operating loss of [EURO]148 million.

o After a loss in the first quarter, the Commercial Vehicles division recorded an operating profit excluding one-time effects of [EURO]32 million, lower than in Q2 2001 due to the continuation of weak demand in Western Europe and South America. However, Freightliner returned to profitability earlier than had been expected as a result of the turnaround plan's effects, in combination with higher unit sales caused by new exhaust-emission regulations for heavy trucks coming into force in the United States this October.

o Services achieved a significant increase in operating profit, from [EURO]101 million to [EURO]227 million, mainly due to positive business developments in the United States and lower requirement for risk-related provisions.

o The Other Activities segment generated an operating profit excluding one-time effects of [EURO]97 million (Q2 2001: operating loss of [EURO]57 million). The MTU Aero Engines business unit and our equity holdings in Mitsubishi Motors and EADS all made positive contributions to DaimlerChrysler's operating profit.

o     Net income excluding one-time effects rose to [EURO]1.2 billion (Q2 2001:
      [EURO]0.5 billion), and earnings per share rose to [EURO]1.21 (Q2 2001:
      [EURO]0.53). Including one-time effects net income increased to [EURO]1.1 billion (Q2 2001: [EURO]0.7 billion), earnings per share were [EURO]1.10 (Q2 2001: [EURO]0.73).

SECOND-QUARTER UNIT SALES SIMILAR TO LAST YEAR

o Despite the generally weak level of demand in many of DaimlerChrysler's key sales markets, we sold 1.3 million vehicles worldwide in the second quarter of this year, thus matching the high figures for the prior-year quarter.

o Despite falling demand in the automotive markets of Western Europe and North America, Mercedes-Benz Passenger Cars & smart equaled last year's high level for unit sales, thus further strengthening its market position.

o Chrysler Group's shipments to dealers of 816,000 vehicles were close to the figure for Q2 2001. However, as retail sales climbed 1%, Chrysler Group succeeded in raising its market share in the United States from 13.0% for full-year 2001 to 13.5% in the first half of 2002.

o After a weak first quarter, and despite the continuation of difficult market conditions, the Commercial Vehicles division again achieved slight growth. Unit sales increased by 1% to 129,100 vehicles.

o DaimlerChrysler's revenues decreased in the second quarter by 5% to [EURO]39.3 billion. While the revenues generated by the Mercedes-Benz Passenger Cars & smart and the Commercial Vehicles divisions increased slightly, there was a decrease at Chrysler Group (partly due to exchange-rate effects).

374,100 EMPLOYEES WORLDWIDE

o At June 30, 2002, 374,059 people were employed by DaimlerChrysler worldwide (June 31, 2001: 382,558).

o The main reason for the decrease in the size of the workforce was the implementation of the turnaround plans at Chrysler Group and Freightliner.

OUTLOOK

o The Mercedes-Benz Passenger Cars & smart division assumes that in 2002 it will match last year's high level of unit sales, revenues and earnings.

o Due to the significantly improved cost situation, and market developments in the United States that will probably continue to exceed original expectations, Chrysler Group is confident of achieving a positive operating profit in full-year 2002.

o The Commercial Vehicles division also anticipates a positive result (excluding one-time effects) in full-year 2002, higher than the figure for 2001.

o The Services division expects its generally favorable business trend to continue in the second half of the year, and that operating profit for the full year will therefore increase substantially.

o Mitsubishi Motors assumes that it will improve its profitability in its current financial year, which ends on March 31, 2003. Its contribution to DaimlerChrysler Group earnings should be positive and thus considerably exceed last year's level.

o Our equity investment in EADS and the MTU Aero Engines business unit should also deliver positive contributions to the Group's operating profit in full-year 2002.

o For the DaimlerChrysler Group as a whole, we still expect revenues of [EURO]150 billion for full-year 2002 (2001: [EURO]152.9 billion).

o We remain cautious as far as developments for the remainder of 2002 are concerned.

      To date we have made significant progress regarding the factors that can be influenced by us internally, and this should continue. That said, the signals that we are receiving from our main markets still show a rather growing uncertainty as far as political and economic developments are concerned. Against this background, the overall results of the first half of 2002 cannot just simply be transposed into the second half of the year. We recognize, for instance, that the third quarter is traditionally weaker in the automotive industry.

      Nevertheless, we are lifting our outlook for the Group for 2002. So far our expectation was that operating profit excluding one-time effects would exceed twice the level of 2001 ([EURO]1.35 billion) by a significant amount. We now expect that operating profit excluding one-time effects will be substantially more than three times the level of 2001.

Share Price Index
(as of January 2, 2001)


                 DaimlerChrysler       DAX         MSCI Automobiles
                                                        Index

January 2, 2002            100         100                 100
January 15, 2002            95          98                  99
February 1, 2002            96          99                 100
February 15, 2002           88          94                  99
March 1, 2002               99          99                 103
March 15, 2002             110         105                 114
April 2, 2002              105         103                 110
April 15, 2002             106         102                 109
May 2, 2002                108          96                 113
May 15, 2002               109          98                 116
June 3, 2002               108          92                 113
June 17, 2002              100          87                 106
July 1, 2002               100          85                 106
July 12, 2002               94          80                 101

MERCEDES-BENZ PASSENGER CARS & SMART

o     EXCELLENT SALES START FOR THE NEW E-CLASS AND THE CLK COUPE

o Q2 UNIT SALES BY MERCEDES-BENZ ON PRIOR YEAR'S LEVEL DESPITE DIFFICULT MARKET CONDITIONS; LARGER MARKET SHARE

o     SMART UNIT SALES SLIGHTLY HIGHER THAN IN Q2 2001


Amounts in millions                     Q2 02         Q2 02         Q2 01        Change
                                         US $         [EURO]        [EURO]          in %
----------------------------------------------------------------------------------------
Operating profit                          833           845           820            +3
Operating profit adj.                     833           845           830            +2
Revenues                               12,884        13,072        12,499            +5
Unit Sales                                          328,957       328,798            +0
Production                                          321,363       327,466            -2
Employees (June 30)                                 103,433       104,019            -1
----------------------------------------------------------------------------------------


Unit Sales                             Q2 02         Q2 01         Change
                                                                     in %
--------------------------------------------------------------------------
Total                                 328,957       328,798             +0
  Western Europe                      233,078       230,391             +1
    Germany                           116,033       120,229             -3
  USA                                  53,124        55,170             -4
  Japan                                 9,946        11,136            -11
  Other markets                        32,809        32,101             +2
--------------------------------------------------------------------------


RENEWED INCREASE IN REVENUES AND OPERATING PROFIT

o Despite difficult market conditions, Mercedes-Benz Passenger Cars & smart achieved unit sales of 329,000 vehicles in the second quarter, thus equaling the peak level of the second quarter of last year. Revenues rose by 5% to [EURO]13.1 billion, and operating profit excluding one-time effects increased by 2% to [EURO]845 million.

MERCEDES-BENZ UNIT SALES AT PRIOR YEAR'S LEVEL

o Worldwide, 294,900 Mercedes-Benz passenger cars were sold during the period, similar to the very high level achieved in the second quarter of last year.

o The sales trend for Mercedes-Benz cars continues to be better than that of the overall market. Thus Mercedes-Benz gained market share despite an unchanged negative market trend in Western Europe and the United States. A 5% decline in unit sales in Germany was offset by growth in Western Europe (excluding Germany) of 9%. Sales in the United States decreased slightly (-1%) reflecting the upcoming model changeover of the E-class.

o There were very positive sales developments for the SL roadster (8,900 units, +205%) and the M-Class (30,100 units, +6%). In addition C-Class sales rose (106,500 units, +5%), reflecting success with its station wagon and sport coupe versions.

BETTER EFFICIENCY WITH THE E-CLASS AND CLK COUPE

o With the introduction of the new E-class there has been a significant improvement in efficiency. It was possible to achieve full production rates within just three months, compared to fifteen months for the predecessor. As a result, more than 72,000 E-Class cars have been produced so far. Incoming-orders are also very pleasing.

o The new CLK coupe also achieved a rapid production start-up. 15,000 units have already been produced. The model launch occurred at the beginning of May.

SUCCESSFUL DETAIL IMPROVEMENTS TO THE SMART

o At smart, second-quarter unit sales were once again slightly higher than in the prior year (34,000, +1%). In particular, this reflects detail improvements carried out on the model, which led to higher unit sales in Germany, the United Kingdom, Belgium and Japan.

OUTLOOK

o In the second half of the year we anticipate positive impetus from the launch of the new E-Class in North America and in right-hand-drive markets. There also should be some positive effects on C-Class unit sales from the new generation of four-cylinder engines, and the launches of the 4MATIC all-wheel drive and CLK coupe versions in new markets.

o For Mercedes-Benz Passenger cars & smart overall, we expect that in terms of unit sales, revenues and earnings, the results for full-year 2002 will equal the high levels achieved in 2001.


Amounts in millions                  Q1-2 02       Q1-2 02       Q1-2 01         Change
                                        US $         [EURO]        [EURO]           in %
----------------------------------------------------------------------------------------
Operating Profit                        1,476         1,498         1,490            +1
Operating Profit adj.                   1,476         1,498         1,500            -0
Revenues                               24,643        25,003        23,671            +6
Unit Sales                                          621,432       620,295            +0
Production                                          632,828       648,867            -2
Employees (June 30)                                 103,433       104,019            -1
----------------------------------------------------------------------------------------


Unit Sales                           Q1-2 02       Q1-2 01         Change
                                                                     in %
--------------------------------------------------------------------------
Total                                 621,432       620,295            +0
  Western Europe                      431,724       425,526            +1
    Germany                           207,712       212,947            -2
  USA                                 105,499       106,708            -1
  Japan                                21,676        23,312            -7
  Other markets                        62,533        64,749            -3
--------------------------------------------------------------------------

CHRYSLER GROUP

o ADJUSTED OPERATING PROFIT OF[EURO]788 MILLION REFLECTS POSITIVE EFFECTS OF TURNAROUND PLAN

o     SIGNIFICANT PROGRESS WITH VEHICLE QUALITY

o     POSITIVE EARNINGS FORECAST FOR FULL YEAR


Amounts in millions                     Q2 02         Q2 02         Q2 01        Change
                                         US $         [EURO]        [EURO]          in %
----------------------------------------------------------------------------------------
Operating profit (loss)                   408           414         (182)             .
Operating profit (loss) adjusted          777           788         (148)             .
Revenues                               16,203        16,440        18,241           -10
Unit sales (shipments)                              816,008       820,982            -1
Production                                          798,348       806,302            -1
Employees (June 30)                                 103,116       111,867            -8
----------------------------------------------------------------------------------------


Unit Sales                             Q2 02         Q2 01         Change
                                                                     in %
--------------------------------------------------------------------------
Total                                 816,008       820,982            -1
  NAFTA                               764,413       769,294            -1
    USA                               652,506       664,847            -2
  Other markets                        51,595        51,688            -0
--------------------------------------------------------------------------


OPERATING PROFIT INCREASES TO [EURO]788 MILLION

o Retail sales increased by 1% to 771,100 vehicles in the second quarter. The increase was led by improved US sales for minivans (+6%), the Dodge Ram pickup (+19%), the Chrysler PT Cruiser (+23%) and the Jeep Liberty where sales were a second quarter record of 38,800 vehicles. Market share in the United States through June rose to 13.5% from 13.0% for total year 2001.

o Unit sales (factory shipments) by Chrysler Group in the second quarter decreased slightly to 816,000 vehicles. Incoming orders remained strong, and US dealer inventories of 505,700 units (equivalent to 65 days supply) at the end of the second quarter were at the targeted levels (June 30, 2001: 507,700 units).

o Due to lower unit sales and particularly due to the appreciation of the euro against the US dollar, second-quarter revenues declined by 10% to [EURO]16.4 billion. Measured on a dollar basis there was a decline of 5%.

o The positive earnings trend of the first quarter continued in the second. Excluding one-time effects, Chrysler Group achieved an operating profit of [EURO]788 million, compared to a loss of [EURO]148 million in the second quarter of the previous year. This significant profit improvement is due to the effects of the turnaround program.

IMPROVED QUALITY OF CHRYSLER GROUP PRODUCTS

o Chrysler Group showed a 10% year-on-year gain in the 2002 J.D. Power & Associates Initial Quality Survey. The quality improvement for the Chrysler and Dodge minivans was the most impressive at 25%. According to J.D. Power, over the last five years the quality of Chrysler Group vehicles has improved by 26%.

o Because of improving quality and new powertrain investments Chrysler Group has extended its powertrain warranty coverage in the US market (7 years, 70,000 miles limited warranty on engines and transmissions) strengthening its competitive position.

o The all-new Dodge Ram 2500 and 3500 pickups are on schedule for launch this fall.

OUTLOOK

o The unexpectedly strong US market in the first half of the year cannot necessarily be expected to continue in the second half. It seems likely that competition will continue with high incentives being offered. For full-year 2002 we expect a US market volume of 16 to 16.5 million units.

o Good progress with restructuring, high cost savings and efficiency improvements justify our assumption that Chrysler Group should report a positive result in the second half of 2002, despite difficult market conditions, and should thus achieve a positive operating profit for the year as a whole.


Amounts in millions                  Q1-2 02       Q1-2 02       Q1-2 01         Change
                                        US $         [EURO]        [EURO]           in %
----------------------------------------------------------------------------------------
Operating profit (loss)                   224           227       (4,638)             .
Operating profit (loss)                   902           915       (1,557)             .
adjusted
Revenues                               31,924        32,390        31,863            +2
Unit sales (shipments)                            1,520,853     1,481,891            +3
Production                                        1,496,290     1,457,537            +3
Employees (June 30)                                 103,116       111,867            -8
----------------------------------------------------------------------------------------


Unit Sales                           Q1-2 02       Q1-2 01         Change
                                                                     in %
--------------------------------------------------------------------------
Total                               1,520,853     1,481,891            +3
  NAFTA                             1,426,568     1,388,006            +3
    USA                             1,225,610     1,197,460            +2
  Other markets                        94,285        93,885            +0
--------------------------------------------------------------------------

COMMERCIAL VEHICLES

o RETURN TO OPERATING PROFIT, BUT LOWER THAN PRIOR YEAR LEVEL DUE TO DIFFICULT MARKET CONDITIONS

o     FREIGHTLINER ACHIEVES BREAKEVEN

o     MODERATE GROWTH IN UNIT SALES AND REVENUES


Amounts in millions                     Q2 02         Q2 02         Q2 01        Change
                                         US $         [EURO]        [EURO]          in %
----------------------------------------------------------------------------------------
Operating profit (loss)                   (7)           (7)            96             .
Operating profit (loss) adjusted           32            32           127           -75
Revenues                                7,278         7,384         7,323            +1
Unit Sales                                          129,113       127,857            +1
Production                                          132,701       127,261            +4
Employees (June 30)                                  96,794        99,535            -3
----------------------------------------------------------------------------------------


Unit Sales                             Q2 02         Q2 01         Change
                                                                     in %
--------------------------------------------------------------------------
Total                                 129,113       127,857            +1
  Western Europe                       72,571        70,576            +3
    Germany                            26,681        26,809            -0
  USA                                  25,619        24,842            +3
  South America                         9,729        10,732            -9
  Other markets                        21,194        21,707            -2
--------------------------------------------------------------------------


CONTINUATION OF DIFFICULT MARKET CONDITIONS

o After a period of declining unit sales and revenues in the first quarter of this year, Commercial Vehicles returned to a position of slight growth in the second quarter. Unit sales increased by 1% to 129,100 vehicles. Revenues also rose by 1% to [EURO]7.4 billion.

o After an operating loss in the first quarter, Commercial Vehicles returned to profit (excluding one-time effects) again. However, mainly as a result of difficult market conditions in some of the markets of Western Europe and South America, operating profit (excluding one-time effects) of [EURO]32 million was lower than the figure reported for the second quarter of last year.

o The Freightliner/Sterling/Thomas Built Buses business unit has returned to profitability earlier than foreseen in the restructuring plan. This is a result of cost reductions being achieved earlier than were originally projected in the turnaround plan and of a significant increase in unit sales (+5% to 29,900 vehicles). The sales increase was caused by vehicle purchases brought forward in connection with the new emission regulations (EPA 2002) that are to take effect in the United States in October.

o Unit sales by the Mercedes-Benz Trucks business unit increased by 2% to 26,600 vehicles in the second quarter. Despite the difficult market environment, the prior-year figures were equaled in Western Europe. In addition, unit sales in the markets of Eastern Europe increased again.

o     Unit sales by Mercedes-Benz Vans increased by +3% to 64,600 vehicles.

o Largely due to the market weakness in Western Europe, unit sales worldwide by the DaimlerChrysler Buses & Coaches business unit declined by 14% to 6,300 vehicles.

NEW PRODUCTS STRENGTHEN COMPETITIVE POSITION

o In the German "Truck of the Year" awards, products from the Commercial Vehicles division were given first place in six of the nine categories. We have enhanced the safety of our coaches by introducing new, innovative safety systems such as Brake Assistant and Driving Dynamics Regulation.

o This September, the division will present four completely new or fully revised products such as the new Actros at the IAA Commercial Vehicles in Hanover - the most important trade fair of its kind in Europe.

OUTLOOK

o Demand for commercial vehicles will remain relatively weak in most markets during the second half of the year. As a result of purchases brought forward due to new emission regulations in the United States, there may be a decline in unit sales. Freightliner is however expected to achieve its targets for 2002.

o The Commercial Vehicles division expects positive earnings (excluding one-time effects) for full-year 2002, which should be above last year's level of [EURO]51 million.


Amounts in millions                  Q1-2 02       Q1-2 02       Q1-2 01         Change
                                        US $         [EURO]        [EURO]           in %
----------------------------------------------------------------------------------------
Operating profit (loss)                  (91)          (92)          (42)          -121
Operating profit (loss)
adjusted                                 (52)          (53)          (11)          -400
Revenues                               13,311        13,505        13,857            -3
Unit Sales                                          230,797       247,149            -7
Production                                          242,800       259,745            -7
Employees (June 30)                                  96,794        99,535            -3
----------------------------------------------------------------------------------------


Unit Sales                           Q1-2 02       Q1-2 01         Change
                                                                     in %
--------------------------------------------------------------------------
Total                                 230,797       247,149            -7
  Western Europe                      127,186       137,157            -7
    Germany                            44,933        50,005           -10
  USA                                  46,063        46,879            -2
  South America                        19,615        22,603           -13
  Other markets                        37,933        40,510            -6
--------------------------------------------------------------------------

SERVICES

o     RENEWED OPERATING PROFIT INCREASE IN THE SECOND QUARTER

o     DAIMLERCHRYSLER BANK WITH EXTENDED PRODUCT PORTFOLIO

o CONTRACT TO SET UP A TOLL SYSTEM FOR TRUCKS AWARDED TO DAIMLERCHRYSLER SERVICES CONSORTIUM


Amounts in millions                       Q2 02        Q2 02         Q2 01         Change
                                           US $        [EURO]        [EURO]           in %
------------------------------------------------------------------------------------------
Operating profit                             224          227           101          +125
Revenues                                   3,926        3,983         4,323            -8
Contract volume                          112,633      114,279       137,897           -17
New business                              11,765       11,937        14,904           -20
Employees (June 30)                                    10,378         9,498            +9
------------------------------------------------------------------------------------------


SIGNIFICANT INCREASE IN OPERATING PROFIT

o As expected, DaimlerChrysler Services' second-quarter revenues of [EURO]4.0 billion were not as high as the prior-year figure. This decrease was primarily due to lower new business in the United States and a shift from leasing to sales financing.

o On the other hand, operating profit improved from [EURO]101 million to [EURO]227 million. One important reason for this earnings improvement was the positive business trend in the North America and lower risk-related provisions. This was more than sufficient to offset the negative impact on earnings from the continuing difficult market in Argentina and the economic downturn in some Western European countries.

o New business in the second quarter decreased by 20% to [EURO]11.9 billion, primarily due to growth in North America and Germany. Total contract volume declined by 17% to [EURO]114.3 billion; after adjusting for exchange-rate effects, there was a decrease of 12%.

DAIMLERCHRYSLER BANK WITH ATTRACTIVE BANKING SERVICES

o With the acquisition of a full banking license, the DaimlerChrysler Bank has now added banking products to its traditional leasing and sales-financing activities. Its product portfolio now includes demand deposit accounts, savings plans and credit cards in connection with the attractive RoadMiles bonus program. From the fall of this year it will also broker investment funds.

o The new product range focuses on areas of business that fulfill the growing demand for banking services from automobile customers. In addition, we intend to use these services to enhance customer loyalty to our automotive brands. On the whole, we expect the expanded product range to deliver positive contributions to earnings.

AWARD OF CONTRACT FOR AUTOBAHN-TOLL SYSTEM

o The Toll Collect consortium has been awarded the contract to develop and operate a toll system in Germany for trucks of above 12 tons gross vehicle weight. DaimlerChrysler Services is one of the partners in this consortium. The operating contract is valid for a period of twelve years and is expected to generate an order volume of about [EURO]500 million per annum. The final award of the contract has been delayed due to an application for the tender procedure to be reviewed.

o Toll Collect will provide Germany with the world's most modern and intelligent road-pricing system. The use of modern technology will facilitate the fully automatic recording, transmission and billing of distance-related road tolls. It will also make it possible to integrate attractive telematic services.

OUTLOOK

o We expect the Services division's positive business trend to continue in the second half of 2002, and assume that operating profit will be significantly higher than in the prior year.



Amounts in millions                  Q1-2 02       Q1-2 02       Q1-2 01         Change
                                        US $         [EURO]        [EURO]           in %
----------------------------------------------------------------------------------------
Operating profit                        2,742         2,782           542          +413
Operating profit adjusted                 399           405           250           +62
Revenues                                7,799         7,913         8,373            -5
Contract volume                       112,633       114,279       137,897           -17
New business                           24,323        24,678        27,180            -9
Employees (June 30)                                  10,378         9,498            +9
----------------------------------------------------------------------------------------

OTHER ACTIVITIES


Amounts in millions                    Q2 02         Q2 02         Q2 01         Change
                                        US $         [EURO]        [EURO]           in %
----------------------------------------------------------------------------------------
Operating profit                          249           253          227            +11
Operating profit (loss) adjusted           96            97          (57)             .
----------------------------------------------------------------------------------------

The Other Activities segment includes the MTU Aero Engines business unit as well as the Group's holdings in EADS and Mitsubishi Motors Corporation. The segment also includes corporate research, real-estate activities and holding and finance companies. Until the end of the first quarter, our remaining stake in TEMIC was also included; this was sold to Continental on April 1, 2002.

The earnings contributions generated by our holdings in EADS and Mitsubishi Motors are reflected in the operating profit of DaimlerChrysler with a delay of one quarter. DaimlerChrysler's Q2 operating profit therefore includes the contributions made by these holdings in the period of January through March.

OTHER ACTIVITIES


Amounts in millions                  Q1-2 02       Q1-2 02       Q1-2 01         Change
                                        US $         [EURO]        [EURO]           in %
----------------------------------------------------------------------------------------
Operating profit (loss)                   405           411          (91)             .
Operating profit adjusted                 251           255           10              .
----------------------------------------------------------------------------------------

MTU AERO ENGINES


Amounts in millions                    Q2 02         Q2 02         Q2 01         Change
                                        US $         [EURO]        [EURO]           in %
----------------------------------------------------------------------------------------
Revenues                                  465           472           753           -37
Incoming orders                           747           758           723            +5
Employees (June 30)                                   7,780         7,555            +3
----------------------------------------------------------------------------------------

LOWER REVENUES DUE TO WEAKER WORLDWIDE DEMAND
FOR ENGINES

o Due to the ongoing weakness of global demand in the market for aircraft engines, the MTU Aero Engines business unit recorded a decline in revenues to [EURO]472 million (-37%) in the second quarter, as had been anticipated. There were decreases in the sale of industrial gas turbines as well as in the sale and maintenance of engines for commercial aircraft.

o Whereas in the military sector incoming orders were lower than in the prior year, they increased in the civil business. Total incoming orders of [EURO]758 million were 5% higher than in Q2 2001.

o For the production of its PW6000 engine, Pratt & Whitney has decided to use the high-pressure compressor from MTU Aero Engines. This means that for the first time MTU Aero Engines has direct responsibility for a commercial core engine and has been able to expand its share of this program to 30%.

OUTLOOK

o In the second half of the year, the consortium in which MTU Aero Engines is a partner expects to be awarded the important contract to supply the engine for the Airbus A400M military transport airplane.

o By increasing its share of the aircraft-engine market, MTU Aero Engines is expected to continue its profitable growth in the coming years, despite the difficult market environment.

MTU AERO ENGINES


Amounts in millions                  Q1-2 02       Q1-2 02       Q1-2 01         Change
                                        US $         [EURO]        [EURO]           in %
----------------------------------------------------------------------------------------
Revenues                                1,019         1,034         1,306           -21
Incoming orders                         1,322         1,341         1,299            +3
Employees (June 30)                                   7,780         7,555            +3
----------------------------------------------------------------------------------------

EADS

EADS FULLY ON TRACK TO ACHIEVE ITS TARGETS

o EADS' results for the first quarter of 2002 confirm the forecasts made for full-year 2002. Revenues grew by 2% to [EURO]6.4 billion. EBIT (earnings before interest and taxes), adjusted to exclude goodwill amortization and one-time effects, also rose by 2% to [EURO]315 million. This year the EADS group had first-quarter earnings before goodwill amortization and one-time effects of [EURO]139 million and of [EURO]0.17 per share, 21% higher than the figures reported in 2001.

o By the end of June 2002, Airbus delivered 160 aircraft and received firm orders for 104 aircraft, including a major order for 38 aircraft from South African Airways.

OUTLOOK

o For full-year 2002, EADS anticipates revenues in the same volume as in the prior year (2001: [EURO]30.8 billion) and an EBIT of approximately [EURO]1.2 billion.

o In the year 2002, incoming orders are again expected to be significantly higher than revenues. EADS assumes that its total order backlog will grow to over [EURO]190 billion, while defense orders should double to around [EURO]40 billion.

MITSUBISHI MOTORS CORPORATION

RETURN TO PROFITABILITY

o Mitsubishi Motors Corporation concluded its 2001/2002 financial year, which ended on March 31, 2002, with positive earnings.

o In the months of April through June, unit sales by Mitsubishi Motors in Japan declined slightly to 73,800 vehicles, as had been expected for this generally weak market.

o In the mini-car segment the eK Wagon, introduced in fall 2001, continued to sell successfully; more than 100,000 units had already been sold by the middle of May.

o The company again increased its car sales in the important US market, reaching a figure of 83,300 units and thus strengthening its competitive position.

o In June, Mitsubishi Motors' Fuso commerical vehicles unit launched its new Fuso Canter and Canter Guts series (1.5 t to 3.5 t payload) in Japan. With these vehicles Fuso intends to further extend its market leadership in light commercial vehicles.

o Mitsubishi Motors continues to make much faster progress than expected with cutting material costs and fixed costs and with workforce reductions. Improvements of 137 billion yen in the first year of the turnaround plan were 37% better than the planned target. At the end of the company's financial year (March 31, 2002), 9,100 of the 9,500 job cuts planned to be effected by April 2004 had already been achieved.

OUTLOOK

o Despite difficult economic developments, Mitsubishi Motors assumes that unit sales in Japan will stabilize in the second half of the 2002/2003 financial year. Positive effects on sales are expected from the launch of various model variants, but particularly from the new compact car, which is to be presented in Japan this fall.

o The cost-cutting program being implemented at the company will continue to be a top priority. The goal of reducing material costs by 10% in the current financial year will probably be significantly exceeded.

o Mitsubishi Motors assumes that it will improve its profitability in its current financial year, which ends on March 31, 2003.

ANALYSIS OF THE FINANCIAL SITUATION

o SECOND QUARTER OPERATING PROFIT OF[EURO]1.7 BILLION (Q2 2001: [EURO]0.9 BILLION);

      ADJUSTED FOR ONE-TIME EFFECTS, OPERATING PROFIT OF [EURO]1.9 BILLION (Q2 2001: [EURO]0.7 BILLION)

o     IMPROVEMENT IN GROUP OPERATING PROFIT PRIMARILY DUE TO CHRYSLER GROUP


OPERATING PROFIT (LOSS) BY SEGMENTS
IN MILLIONS                                         Q2 02   Q2 02    Q2 01    Q1-2 02   Q1-2 02   Q1-2 01
                                                     US $   [EURO]   [EURO]      US $     [EURO]    [EURO]
---------------------------------------------------------------------------   ---------------------------
Mercedes-Benz
Passenger Cars & smart                                833     845      820       1,476    1,498    1,490
Chrysler Group                                        408     414     (182)        224      227   (4,638)
Commercial Vehicles                                    (7)     (7)      96         (91)     (92)     (42)
Services                                              224     227      101       2,742    2,782      542
Other Activities                                      249     253      227         405      411      (91)
Eliminations                                          (49)    (50)    (128)        (63)     (64)     (77)
---------------------------------------------------------------------------   ---------------------------
DAIMLERCHRYSLER GROUP                               1,658   1,682      934       4,693    4,762   (2,816)
---------------------------------------------------------------------------   ---------------------------
ADJUSTED FOR ONE-TIME EFFECTS                       1,911   1,939      725       2,913    2,956      115
---------------------------------------------------------------------------   ---------------------------

SIGNIFICANT IMPROVEMENT IN GROUP OPERATING PROFIT IN THE SECOND QUARTER, CONTINUATION OF POSITIVE EARNINGS TREND

o DaimlerChrysler posted an operating profit of [EURO]1.7 billion in the second quarter of 2002, compared with [EURO]0.9 billion in the second quarter of 2001. One-time charges totaling [EURO]0.4 billion, resulted mainly from further restructuring charges at Chrysler Group. The operating profit of both the second quarter 2001 and 2002 was impacted by a gain of [EURO]0.2 billion resulting from the sale of portions of the Automotive Electronics business unit (TEMIC), which is now completely sold.

o Adjusted to exclude one-time effects, operating profit of [EURO]1.9 billion was [EURO]1.2 billion higher than the prior-year period. The primary contribution to the positive earnings trend resulted from the measures initiated last year to improve profitability at Chrysler Group, at the Freightliner, Sterling and Thomas Built Buses business unit and at Mitsubishi Motors.

o For the first half of 2002, DaimlerChrysler posted an operating profit of [EURO]4.8 billion, compared with an operating loss of [EURO]2.8 billion in the first half of last year. The result for the current year was negatively impacted by one-time effects totaling [EURO]0.8 billion, resulting from restructuring charges mainly at Chrysler Group as well as charges taken as a result of the crisis in Argentina at the Services segment. These negative impacts were more than offset by gains of [EURO]2.6 billion from the sale of the Group's remaining interests in T-Systems ITS and TEMIC. Adjusted to exclude these one-time effects, the Group operating profit amounted to [EURO]3.0 billion, which was a significant improvement over the prior year's result ([EURO]0.1 billion). Chrysler Group contributed significantly to the improvement in earnings.

OPERATING PROFIT FOR MERCEDES-BENZ PASSENGER CARS & SMART SLIGHTLY HIGHER THAN THE PRIOR-YEAR PERIOD

o In the second quarter of this year, the Mercedes-Benz Passenger Cars & smart segment reported an operating profit of [EURO]0.8 billion, which was slightly higher than last year, although unit sales remained almost constant.

o The segment's increased contribution to the Group's earnings was mainly due to an improved model-mix resulting from the launch of the E-Class, the CLK coupe and from the availability of the redesigned SL-Roadster, which was successfully introduced in October 2001. In addition, positive effects resulted from the success of the M-Class as well as the C-Class station wagon and sports coupe.

SIGNIFICANT EARNINGS IMPROVEMENT AT CHRYSLER GROUP

o Chrysler Group achieved an operating profit of [EURO]0.4 billion in the second quarter of 2002 compared with an operating loss of [EURO]0.2 billion in the prior-year period. The second quarter of 2002 included additional charges of [EURO]0.4 billion in connection with the turnaround plan initiated last year. These restructuring charges related primarily to the closure or idling of manufacturing facilities and ongoing workforce reduction measures.


RECONCILIATION TO OPERATING PROFIT (LOSS)
IN MILLIONS                                        Q2  02  Q2  02   Q2  01    Q1-2  02  Q1-2  02  Q1-2  01
                                                     US $   [EURO]   [EURO]       US $     [EURO]    [EURO]
---------------------------------------------------------------------------   ----------------------------
INCOME (LOSS)
BEFORE FINANCIAL INCOME                             1,395   1,415    1,203       1,830    1,857   (2,412)
+    Pension and postretirement
     benefit expenses other than
     service cost                                     (73)    (74)    (154)       (155)    (157)    (218)
+    Operating income (loss) from
     affiliated, associated and
     related companies                                148     150      (69)        353      358     (385)
+    Gains on disposals of businesses                 154     156        -       2,602    2,640      292
+    Miscellaneous                                     34      35      (46)         63       64      (93)
---------------------------------------------------------------------------   ---------------------------
OPERATING PROFIT (LOSS)                             1,658   1,682      934       4,693    4,762   (2,816)
---------------------------------------------------------------------------   ---------------------------

o Adjusted to exclude restructuring charges, the Chrysler Group posted a second quarter 2002 operating profit of [EURO]0.8 billion (Q2 2001:
      [EURO]0.1 billion operating loss). This significant improvement was primarily the result of cost reduction and other actions taken as part of the turnaround plan and lower customer satisfaction costs, partially offset by net vehicle price reductions due to competitive pressures in the North America market. Vehicle shipments decreased slightly to 816,000 units in the second quarter in comparison to 821,000 units in the second quarter of 2001. However, even with continued and significant competitive pressures, the Chrysler Group retail sales and market share increased in the second quarter compared to the prior-year period.

OPERATING RESULT AT COMMERCIAL VEHICLES IMPACTED BY DIFFICULT MARKET CONDITIONS

o The Commercial Vehicles segment broke even in the second quarter of 2002, after an operating profit of [EURO]0.1 billion in the prior-year quarter. The result for the current quarter was impacted by one-time charges of [EURO]39 million, consisting of work force restructuring measures.

      Adjusted to exclude this one-time effect, the Commercial Vehicles segment recorded a slightly positive operating result in the second quarter of 2002 (Q2 2001: [EURO]0.1 billion operating profit). The segment's result was primarily influenced by difficult market conditions in Western Europe and South America. However, these negative effects were partially offset by improved profitability at Freightliner due to cost-reduction and restructuring activities initiated last year and higher demand. The stronger demand for commercial vehicles in North America was mainly caused by purchases made in anticipation of upcoming stricter emission regulations.

POSITIVE BUSINESS DEVELOPMENT AT SERVICES CONTRIBUTED TO HIGHER RESULTS

o The Services segment reported an operating profit of [EURO]0.2 billion, which represented an improvement of [EURO]0.1 billion over the second quarter of last year.

      The improvement was principally due to positive business developments and lower credit-loss requirements for Freightliner's financing and leasing business. These factors more than offset the negative impact on earnings from continued difficult market conditions in Argentina and from the economic slowdown in several countries of Western Europe.

CONTINUED POSITIVE EARNINGS TREND AT THE OTHER ACTIVITIES SEGMENT

o The operating profit of the Other Activities segment amounted to [EURO]0.3 billion in the second quarter of 2002 (Q2 2001: [EURO]0.2 billion). The second quarter of both years was positively influenced by the sale of the Automotive Electronics business unit. A one-time gain of [EURO]0.2 billion was recorded in April 2002 from the sale of the remaining shares in Conti Temic (formerly TEMIC) and related activities. In the second quarter of 2001, a one-time gain of [EURO]0.2 billion was also recorded from the sale of 60% of the shares in TEMIC to Continental AG.

o Adjusted for these one-time effects, operating profit in the second quarter of this year amounted to [EURO]0.1 billion, compared to a slight operating loss in the same period of 2001. The improvement in earnings was primarily due to Mitsubishi Motors, where the success of the turnaround program led to a positive contribution to the segment's operating profit. The proportionate share of EADS' operating profit also contributed to the positive earnings development at the Other Activities segment.

OPERATING PROFIT (LOSS)
ADJUSTED FOR ONE-TIME EFFECTS


IN MILLIONS                                        Q2  02  Q2  02   Q2  01    Q1-2  02  Q1-2  02  Q1-2  01
                                                     US $   [EURO]   [EURO]       US $     [EURO]   [EURO]
---------------------------------------------------------------------------   ---------------------------
Industrial Business                                 1,663   1,687      622       2,493    2,530    (131)
Financial Services                                    248     252      103         420      426      246
---------------------------------------------------------------------------   ---------------------------
DAIMLERCHRYSLER GROUP                               1,911   1,939      725       2,913    2,956      115
---------------------------------------------------------------------------   ---------------------------

Distinct improvements in financial income and net income

o Financial income amounted to [EURO]0.2 billion, which was higher than the figure for the second quarter of 2001. The sale of the remaining 40% interest in Conti Temic led to a one-time gain which is included in financial income for the second quarter of 2002.

o Adjusted for this one-time effect, financial income rose by [EURO]0.1 billion to [EURO]0.1 billion. Income from equity method investments increased by [EURO]0.2 billion, particularly due to the positive contribution to profits from Mitsubishi Motors and higher earnings by EADS. Other financial income decreased by [EURO]0.1 billion as a result of lower gains on the sale of marketable securities.

      The effects on operating results of the operating investments were allocated to the respective segment operating profits.

o Income before taxes amounted to [EURO]1.6 billion in the second quarter (Q2 2001: [EURO]1.2 billion). Adjusted to exclude one-time charges for restructuring measures as well as a gain from the sale of the remaining interest in TEMIC, income before taxes improved by [EURO]0.9 billion to [EURO]1.9 billion.

      In the first six months of the year, the Group reported an income before taxes of [EURO]4.4 billion, compared to a loss before income taxes of [EURO]2.6 billion in the prior year. Adjusted to exclude the above mentioned one-time effects, income before taxes increased by [EURO]2.4 billion to [EURO]2.6 billion.

o Net income and earnings per share amounted to [EURO]1.1 billion and [EURO]1.10 (Q2 2001: [EURO]0.7 billion and [EURO]0.73 per share); excluding one-time effects, net income was [EURO]1.2 billion and earnings per share [EURO]1.21 (Q2 2001: [EURO]0.5 billion and [EURO]0.53 per share). Net income and earnings per share improved to [EURO]3.8 billion and [EURO]3.75, respectively, for the first six months (1st half of 2001: net loss of [EURO]1.6 billion and [EURO]1.62 loss per share). Adjusted to exclude one-time effects, net income was [EURO]1.7 billion and earnings per share totaled [EURO]1.71 (1st half of 2001: [EURO]0.2 billion and [EURO]0.16 per share).

o In accordance with the new US accounting standard, SFAS 142, net income is no longer affected by the amortization of goodwill and intangible assets with indefinite useful lives. If this standard had been applied beginning January 1, 2001, the net loss for the first six months of 2001 would have been reduced by [EURO]0.1 billion and loss per share would have reduced by [EURO]0.12.

BALANCE SHEET SIGNIFICANTLY AFFECTED BY CURRENCY-TRANSLATION EFFECTS

o The decrease in total assets of [EURO]13.2 billion to [EURO]194.2 billion was primarily affected by a stronger Euro compared to the U.S. dollar and by the repayment of financial liabilities. Adjusted for currency-translation effects, the decrease in total assets was partially offset by the growth of the leasing and sales-financing business.

o Stockholders' equity increased from [EURO]39.0 billion to [EURO]40.7 billion. The increase was affected by the net income for the period, the conversion of convertible bonds into equity and unrealized gains from the mark-to-market valuation of the Group's derivative financial instruments. Partially offsetting these effects were reductions in equity resulting from currency-translation effects and the dividend payment. Accordingly, the equity ratio rose by 2.7 percentage points to 21.0% (Dec. 31, 2001:
      18.3%). The equity ratio for the industrial business was 29.9% (Dec. 31, 2001: 25.7%).

STATEMENT OF CASH FLOWS IMPACTED BY DISPOSAL GAINS

o Cash provided by operating activities of [EURO]10.6 billion decreased slightly in comparison to the prior-year period (1st half of 2001:
      [EURO]10.9 billion). The increase from operating results was offset by lower changes in net working capital.

o The significant decrease of [EURO]6.0 billion in cash used for investing activities to [EURO]4.6 billion was primarily a result of proceeds from the sale of the remaining shares in T-Systems ITS and TEMIC as well as parts of the Capital Services portfolio. An additional decrease resulted from higher proceeds from the disposal of equipment on operating leases, partially offset by an expansion of the sales financing business.

o Cash used for financing activities in the first half of 2002 amounted to [EURO]6.9 billion and was mainly impacted by net repayments of financial liabilities ([EURO]5.8 billion). In addition, cash of [EURO]1.0 billion was used to pay the dividend for the 2001 business year in April 2002.

o Cash and cash equivalents with an original maturity of three months or less decreased by [EURO]1.9 billion to [EURO]9.5 billion, including an exchange rate effect of [EURO]1.0 billion. Total liquidity, which also includes investments with a maturity over three months and securities, decreased from [EURO]14.5 billion to [EURO]12.5 billion.

DEVELOPMENT OF THE STOCK OPTIONS
GRANTED TO MANAGEMENT


IN MILLIONS                                       STOCK OPTIONS       STOCK OPTIONS
                                                           2002                2001
------------------------------------------------------------------------------------
Outstanding as of January 1                                33.6                15.3
Granted                                                    20.4                18.7
Exercised                                                     -                   -
Forfeited                                                 (0.2)               (0.2)
------------------------------------------------------------------------------------
OUTSTANDING AS OF JUNE 30                                  53.8                33.8
------------------------------------------------------------------------------------

STOCK OPTIONS AND REPURCHASE OF OWN SHARES

o Following shareholders' approval at the annual meeting in April 2000, the Stock Option Plan 2000 was implemented. Within the framework of this plan, in the first half of 2002, 20.4 million options to acquire DaimlerChrysler shares with a term of ten years were granted to the members of the Board of Management and other top executives. The exercise price for the options is [EURO]42.93 plus a premium of 20%. The options become exercisable in equal installments on the second and third anniversaries from the date of grant.

      In May 2000, certain shareholders challenged the approval of the Stock Option Plan 2000 at the stockholders' meeting on April 19, 2000. In October 2000, the Stuttgart District Court (Landgericht Stuttgart) dismissed the case and the Stuttgart Court of Appeal (Oberlandesgericht Stuttgart) dismissed an appeal in June 2001. The shareholders appealed the decision of the Stuttgart Court of Appeal to the Federal Supreme Court (Bundesgerichtshof) in July 2001. In March 2002, the Federal Supreme Court decided not to admit the appeal. In April 2002 a constitutional appeal was filed against this decision. The Stock Option Plan 2000, approved by the shareholders of DaimlerChrysler AG in April 2000, was judicially confirmed lawful and valid by the above named courts and remains valid unless a court decides to the contrary.

o At June 30, 2002, 192,353 treasury shares were held by DaimlerChrysler ([EURO]0.5 million or 0.02% of capital stock), which were acquired in June 2002 at an average price of [EURO]47.38. These shares were purchased for distribution to eligible employees under DaimlerChrysler's employee share purchase plan.





July 2002
DaimlerChrysler AG
The Board of Management

            --------------------------------------------------------

This document contains forward-looking statements that reflect the current views of DaimlerChrysler management with respect to future events. The words "anticipate," "assume," "believe," "estimate," "expect," "intend," "may," "plan," "project" and "should" and similar expressions are intended to identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: changes in general economic and business conditions, especially an economic downturn in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products; lack of acceptance of new products or services, including increased competitive pressures on the general level of sales incentives and pricing flexibility; inability to implement the turnaround plans for the Chrysler Group and Freightliner promptly and successfully, especially an inability to meet revenue enhancement, efficiency and cost reduction initiatives; the ability of Mitsubishi Motors to implement its restructuring plan successfully; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading "Risk Factors" in DaimlerChrysler's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. DaimlerChrysler does not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

CONSOLIDATED STATEMENTS OF INCOME Q 2


                                                          CONSOLIDATED           INDUSTRIAL BUSINESS   FINANCIAL SERVICES
                                               ----------------------------------------------------------------------------
                                                  Q2 2002   Q2 2002   Q2 2001     Q2 2002    Q2 2001    Q2 2002    Q2 2001
(in millions)                                           $     [EURO]    [EURO]      [EURO]     [EURO]     [EURO]     [EURO]
                                               ----------------------------------------------------------------------------
Revenues ...................................       38,771    39,337    41,454      35,354     37,132       3,983      4,322
Cost of sales ..............................      (31,042)  (31,495)  (34,678)    (28,209)   (30,779)     (3,286)    (3,899)
                                               ----------------------------------------------------------------------------
GROSS MARGIN ...............................        7,729     7,842     6,776       7,145      6,353         697        423
Selling, administrative and other expenses .       (4,641)   (4,708)   (4,553)     (4,276)    (4,215)       (432)      (338)
Research and development ...................       (1,442)   (1,463)   (1,407)     (1,463)    (1,407)          -          -
Other income ...............................          118       118       387         114        370           4         17
Turnaround plan expenses - Chrysler Group ..         (369)     (374)        -        (374)         -           -          -
                                               ----------------------------------------------------------------------------
INCOME BEFORE FINANCIAL INCOME .............        1,395     1,415     1,203       1,146      1,101         269        102
Financial income (expense), net ............          221       224        (1)        230         (6)         (6)         5
                                               ----------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES .................        1,616     1,639     1,202       1,376      1,095         263        107
Income taxes ...............................         (513)     (520)     (471)       (399)      (481)       (121)        10
Minority interests .........................          (11)      (11)        -         (11)         1           -         (1)
                                               ----------------------------------------------------------------------------
NET INCOME .................................        1,092     1,108       731         966        615         142        116
                                               ============================================================================

EARNINGS PER SHARE (IN $ AND [EURO],
RESPECTIVELY)

                                               ----------------------------------------------------------------------------
Basic earnings per share                             1.08      1.10      0.73           -          -           -          -
                                               ============================================================================
Diluted earnings per share                           1.08      1.10      0.73           -          -           -          -
                                               ============================================================================

CONSOLIDATED STATEMENTS OF INCOME (LOSS) Q 1-2


                                                          CONSOLIDATED            INDUSTRIAL BUSINESS    FINANCIAL SERVICES
                                               ----------------------------------------------------------------------------
                                                    Q 1-2     Q 1-2     Q 1-2       Q 1-2      Q 1-2      Q 1-2      Q 1-2
(in millions)                                        2002      2002      2001        2002       2001       2002       2001
                                                        $     [EURO]    [EURO]      [EURO]     [EURO]     [EURO]     [EURO]
                                               ----------------------------------------------------------------------------
Revenues ...................................       75,146    76,244    76,979      68,331     68,606      7,913      8,373
Cost of sales ..............................      (61,420)  (62,317)  (65,011)    (55,615)   (57,489)    (6,702)    (7,522)
                                               ----------------------------------------------------------------------------
GROSS MARGIN ...............................       13,726    13,927    11,968      12,716     11,117      1,211        851
Selling, administrative and other expenses .       (8,720)   (8,848)   (8,966)     (8,056)    (8,327)      (792)      (639)
Research and development ...................       (2,820)   (2,861)   (2,940)     (2,861)    (2,940)         -          -
Other income ...............................          322       327       573         301        543         26         30
Turnaround plan expenses - Chrysler Group ..         (678)     (688)   (3,047)       (688)    (3,047)         -          -
                                               ----------------------------------------------------------------------------
INCOME (LOSS) BEFORE FINANCIAL INCOME ......        1,830     1,857    (2,412)      1,412     (2,654)       445        242
Financial income (expense), net ............        2,520     2,557      (141)      2,569       (149)       (12)         8
                                               ----------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES ..........        4,350     4,414    (2,553)      3,981     (2,803)       433        250
Income taxes ...............................         (622)     (631)      919        (440)       930       (191)       (11)
Minority interests .........................          (12)      (13)        8         (11)         9         (2)        (1)
                                               ----------------------------------------------------------------------------
NET INCOME (LOSS) ..........................        3,716     3,770    (1,626)      3,530     (1,864)       240        238
                                               ============================================================================

EARNINGS (LOSS) PER SHARE (IN $ AND [EURO],
RESPECTIVELY)

                                               ----------------------------------------------------------------------------
Basic earnings (loss) per share                      3.70      3.75    (1.62)           -          -          -          -
                                               ============================================================================
Diluted earnings (loss) per share                    3.68      3.73    (1.62)           -          -          -          -
                                               ============================================================================

CONSOLIDATED BALANCE SHEETS


                                                    CONSOLIDATED          INDUSTRIAL BUSINESS    FINANCIAL SERVICES
                                          ---------------------------------------------------------------------------
                                           June 30,   June 30,   Dec. 31,   June 30,   Dec. 31,   June 30,   Dec. 31,
                                               2002       2002       2001       2002       2001       2002       2001
(in millions)                                     $      [EURO]     [EURO]     [EURO]     [EURO]     [EURO]     [EURO]
                                          ---------------------------------------------------------------------------
ASSETS
Goodwill and other intangible assets ..       2,620      2,658     2,863      2,461     2,662       197        201
Property, plant and equipment, net ....      36,811     37,349    41,165     37,204    41,016       145        149
Investments and long-term financial
assets ................................       9,372      9,509    12,375      8,861    11,349       648      1,026
Equipment on operating leases, net ....      31,718     32,181    36,002      4,096     3,004    28,085     32,998
                                          -------------------------------------------------------------------------
FIXED ASSETS ..........................      80,521     81,697    92,405     52,622    58,031    29,075     34,374
                                          -------------------------------------------------------------------------
Inventories ...........................      16,306     16,544    16,754     14,954    15,338     1,590      1,416
Trade receivables .....................       7,095      7,199     6,430      6,817     6,134       382        296
Receivables from financial services ...      48,426     49,134    49,512         20        26    49,114     49,486
Other receivables .....................      17,546     17,802    16,188      9,890     7,512     7,912      8,676
Securities ............................       2,937      2,980     3,077      2,586     2,636       394        441
Cash and cash equivalents .............       9,383      9,520    11,428      8,355     8,057     1,165      3,371
                                          -------------------------------------------------------------------------
NON-FIXED ASSETS ......................     101,693    103,179   103,389     42,622    39,703    60,557     63,686
                                          -------------------------------------------------------------------------
DEFERRED TAXES ........................       1,673      1,697     3,010      1,617     2,930        80         80
                                          -------------------------------------------------------------------------
PREPAID EXPENSES ......................       7,530      7,641     8,606      7,536     8,480       105        126
                                          -------------------------------------------------------------------------
TOTAL ASSETS ..........................     191,417    194,214   207,410    104,397   109,144    89,817     98,266
                                          =========================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Capital stock .........................       2,595      2,633     2,609
Additional paid-in capital ............       7,656      7,768     7,286
Retained earnings .....................      28,788     29,208    26,441
Accumulated other comprehensive income.       1,076      1,092     2,668
Treasury stock ........................         (9)        (9)         -
                                          -------------------------------------------------------------------------
STOCKHOLDERS' EQUITY ..................      40,106     40,692    39,004     31,244    29,009     9,448      9,995
                                          -------------------------------------------------------------------------
MINORITY INTERESTS ....................         434        440       417        412       403        28         14
                                          -------------------------------------------------------------------------
ACCRUED LIABILITIES ...................      37,529     38,077    41,570     37,138    40,534       939      1,036
                                          -------------------------------------------------------------------------
Financial liabilities .................      77,654     78,789    90,908     10,645    15,701    68,144     75,207
Trade liabilities .....................      14,205     14,413    14,157     14,123    13,773       290        384
Other liabilities .....................       9,572      9,711    10,262      6,999     7,431     2,712      2,831
                                          -------------------------------------------------------------------------
LIABILITIES ...........................     101,431    102,913   115,327     31,767    36,905    71,146     78,422
                                          -------------------------------------------------------------------------
DEFERRED TAXES ........................       4,364      4,428     4,851    (2,360)   (2,212)     6,788      7,063
                                          -------------------------------------------------------------------------
DEFERRED INCOME .......................       7,553      7,664     6,241      6,196     4,505     1,468      1,736
                                          -------------------------------------------------------------------------
TOTAL LIABILITIES .....................     151,311    153,522   168,406     73,153    80,135    80,369     88,271
                                          -------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS'
EQUITY ................................     191,417    194,214   207,410    104,397   109,144    89,817     98,266
                                          =========================================================================

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                            CONSOLIDATED          INDUSTRIAL BUSINESS  FINANCIAL SERVICES
                                                   ------------------------------------------------------------------------
                                                       Q 1-2     Q 1-2      Q 1-2     Q 1-2      Q 1-2     Q 1-2     Q 1-2
(in millions)                                           2002      2002       2001      2002       2001      2002      2001
                                                           $     [EURO]     [EURO]    [EURO]     [EURO]    [EURO]    [EURO]
                                                   ------------------------------------------------------------------------
Net income (loss) .............................        3,716     3,770     (1,626)     3,530     (1,864)       240     238
Income (loss) applicable to minority interests            12        13         (8)        11         (9)         2       1
Adjustments to reconcile net income (loss) to
net cash provided by operating activities:
  Gains on disposals of businesses ............       (2,592)   (2,630)      (523)    (2,630)      (517)         -      (6)
  Depreciation and amortization of  equipment on
  operating leases.............................        3,556     3,608      3,492         94        139      3,514   3,353
  Depreciation and amortization of fixed assets        3,140     3,186      3,548      3,140      3,502         46      46
  Change in deferred taxes ....................          442       448     (1,147)       (55)    (1,780)       503     633
  Equity (income) loss from associated companies        (154)     (156)       440       (166)       441         10      (1)
  Change in financial instruments .............          (66)      (67)      (358)      (169)      (313)       102     (45)
  Gains on disposals of fixed assets/securities         (321)     (326)      (477)      (326)      (477)         -       -
  Change in trading securities ................          103       105         93        105         93          -       -
  Change in accrued liabilities ...............        1,710     1,735      1,665      1,704      1,554         31     111
  Turnaround plan expenses - Chrysler Group ...          678       688      3,047        688      3,047          -       -
  Turnaround plan payments - Chrysler Group ...         (252)     (256)      (163)      (256)      (163)         -       -
  Changes in other operating assets and
  liabilities:
    - Inventories, net ........................         (641)     (650)    (1,510)      (398)    (1,342)      (252)   (168)
    - Trade receivables .......................         (967)     (981)      (499)      (899)      (532)       (82)     33
    - Trade liabilities .......................        1,274     1,293      2,417      1,407      2,427       (114)    (10)
    - Other assets and liabilities ............          813       824      2,501       (331)     1,150      1,155   1,351
                                                   ------------------------------------------------------------------------
CASH PROVIDED BY OPERATING ACTIVITIES .........       10,451    10,604     10,892      5,449      5,356      5,155   5,536
                                                   ------------------------------------------------------------------------

Purchases of fixed assets:
   - Increase in equipment on operating leases       (10,229)  (10,378)   (10,259)    (3,402)    (2,941)    (6,976) (7,318)
   - Purchases of property, plant and equipment       (3,368)   (3,417)    (5,030)    (3,382)    (5,005)       (35)    (25)
   - Purchases of other fixed assets ..........          (67)      (68)      (195)       (30)      (156)       (38)    (39)
Proceeds from disposals of equipment on
operating leases...............................        8,956     9,087      6,146      3,852      3,379      5,235   2,767
Proceeds from disposals of fixed assets........          231       234        316        213        273         21      43
Payments for investments in businesses ........         (181)     (184)      (561)      (173)      (543)       (11)    (18)
Proceeds from disposals of businesses .........        5,136     5,211      1,144      4,928      1,012        283     132
(Increase) decrease in receivables from
financial services, net .......................       (5,095)   (5,169)    (3,840)        51        (45)    (5,220) (3,795)
Disposition of securities
(other than trading), net .....................          115       117      1,636         55      1,050         62     586
Change in other cash ..........................          (38)      (39)         2       (212)       119        173    (117)
                                                   ------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES      (4,540)   (4,606)   (10,641)     1,900     (2,857)    (6,506) (7,784)
                                                   ------------------------------------------------------------------------

Change in financial liabilities (including
  amounts for commercial paper borrowings, net
  of [EURO](2,257) ($(2,225)) and [EURO](13,456)
  in 2002 and 2001, respectively) .............       (5,752)   (5,836)     3,530     (4,955)     1,162       (881)  2,368
Dividends paid (incl. profit transferred from
  subsidiaries)................................         (992)   (1,007)    (2,365)    (1,003)    (2,361)        (4)     (4)
Proceeds from issuance of capital stock (incl.
  minority interests)..........................           21        21         35        (96)        16        117      19
Purchase of treasury stock.....................          (30)      (30)       (44)       (30)       (44)         -       -
                                                   ------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES      (6,753)   (6,852)     1,156     (6,084)    (1,227)      (768)  2,383
                                                   ------------------------------------------------------------------------

Effect of foreign exchange rate changes on cash
  and cash equivalents (maturing within 3 months)     (1,034)   (1,049)       540       (962)       495        (87)     45
                                                   ------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS (MATURING WITHIN 3 MONTHS) ......       (1,876)   (1,903)     1,947        303      1,767     (2,206)    180
                                                   ------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS (MATURING WITHIN 3
  MONTHS)
  AT BEGINNING OF PERIOD ......................       11,233    11,397      7,082      8,026      6,400      3,371     682
                                                   ------------------------------------------------------------------------
  AT END OF PERIOD ............................        9,357     9,494      9,029      8,329      8,167      1,165     862
                                                   ========================================================================

FINANCIAL DIARY

2002/2003

INTERIM REPORT Q3 2002
October 23, 2002

ANNUAL RESULTS PRESS CONFERENCE /
ANALYSTS' AND INVESTORS' CONFERENCE
February 20, 2003

ANNUAL MEETING
April 9, 2003





Concept and Content:

DaimlerChrysler AG,

Investor Relations




INVESTOR RELATIONS

contact

Stuttgart
Phone    (+49) 711 17 92286, 17 92261 or 17 95277
Fax      (+49) 711 17 94075 or 17 94109

New York
Phone    (+1) 212 909 9080
Fax      (+1) 212 909 9085

Additional information on DaimlerChrysler is available on the Internet at: www.daimlerchrysler.com








This report has been printed on environmentally friendly paper.

DaimlerChrysler AG
Stuttgart, Germany
Auburn Hills, USA

www.daimlerchrysler.com

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES


              UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                     (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)


                                                                           Three Months Ended June 30,
                                                            ----------------------------------------------------------
                                                                                  CONSOLIDATED
                                                            ----------------------------------------------------------
                                                                  2002
                                                                (Note 1)              2002                  2001
                                                            -----------------    ----------------      ----------------
   Revenues ............................................    $          38,771    [EURO]    39,337      [EURO]    41,454
   Cost of sales .......................................              (31,042)            (31,495)              (34,678)
                                                            -----------------    ----------------      ----------------
GROSS MARGIN ...........................................                7,729               7,842                 6,776
   Selling, administrative and other expenses ..........               (4,641)             (4,708)               (4,553)
   Research and development ............................               (1,442)             (1,463)               (1,407)
   Other income ........................................                  118                 118                   387
   Turnaround plan expenses - Chrysler Group ...........                 (369)               (374)                    -
                                                            -----------------    ----------------      ----------------
INCOME BEFORE FINANCIAL INCOME .........................                1,395               1,415                 1,203
   Financial income (expense), net .....................                  221                 224                    (1)
                                                            -----------------    ----------------      ----------------
INCOME BEFORE INCOME TAXES .............................                1,616               1,639                 1,202
   Income taxes ........................................                 (513)               (520)                 (471)
   Minority interests ..................................                  (11)                (11)                    -
                                                            -----------------    ----------------      ----------------
NET INCOME .............................................                1,092               1,108                   731
                                                            =================    ================      ================

EARNINGS PER SHARE
   Basic earnings per share ............................                 1.08                1.10                  0.73
                                                            =================    ================      ================
   Diluted earnings per share ..........................                 1.08                1.10                  0.73
                                                            =================    ================      ================

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

                                  (IN MILLIONS)

                                                                             Three Months Ended June 30,
                                                             ------------------------------------------------------------
                                                                 INDUSTRIAL BUSINESS             FINANCIAL SERVICES
                                                             -----------------------------  -----------------------------
                                                                 2002            2001           2002           2001
                                                             -------------   -------------  -------------  --------------
   Revenues ............................................    [EURO] 35,354   [EURO] 37,132  [EURO]  3,983  [EURO]   4,322
   Cost of sales .......................................          (28,209)        (30,779)        (3,286)         (3,899)
                                                            -------------   -------------  -------------  --------------
GROSS MARGIN ...........................................            7,145           6,353            697             423
   Selling, administrative and other expenses ..........           (4,276)         (4,215)          (432)           (338)
   Research and development ............................           (1,463)         (1,407)             -               -
   Other income ........................................              114             370              4              17
   Turnaround plan expenses - Chrysler Group ...........             (374)              -              -               -
                                                            -------------   -------------  -------------  --------------
INCOME BEFORE FINANCIAL INCOME .........................            1,146           1,101            269             102
   Financial income (expense), net .....................              230              (6)            (6)              5
                                                            -------------   -------------  -------------  --------------
INCOME BEFORE INCOME TAXES .............................            1,376           1,095            263             107
   Income taxes ........................................             (399)           (481)          (121)             10
   Minority interests ..................................              (11)              1              -              (1)
                                                            -------------   -------------  -------------  --------------
NET INCOME .............................................              966             615            142             116
                                                            =============   =============  =============  ==============

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

          UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
                     (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                                            Six Months Ended June 30,
                                                            ----------------------------------------------------------
                                                                                  CONSOLIDATED
                                                            ----------------------------------------------------------
                                                                  2002
                                                                (Note 1)              2002                  2001
                                                            -----------------    ----------------      ----------------
   Revenues ............................................    $          75,146    [EURO]    76,244      [EURO]    76,979
   Cost of sales .......................................              (61,420)            (62,317)              (65,011)
                                                            -----------------    ----------------      ----------------
GROSS MARGIN ...........................................               13,726              13,927                11,968
   Selling, administrative and other expenses ..........               (8,720)             (8,848)               (8,966)
   Research and development ............................               (2,820)             (2,861)               (2,940)
   Other income ........................................                  322                 327                   573
   Turnaround plan expenses - Chrysler Group ...........                 (678)               (688)               (3,047)
                                                            -----------------    ----------------      ----------------
INCOME (LOSS) BEFORE FINANCIAL INCOME ..................                1,830               1,857                (2,412)
   Financial income (expense), net .....................                2,520               2,557                  (141)
                                                            -----------------    ----------------      ----------------
INCOME (LOSS) BEFORE INCOME TAXES ......................                4,350               4,414                (2,553)
   Income taxes ........................................                 (622)               (631)                  919
   Minority interests ..................................                  (12)                (13)                    8
                                                            -----------------    ----------------      ----------------
NET INCOME (LOSS) ......................................                3,716               3,770                (1,626)
                                                            =================    ================      ================

EARNINGS (LOSS) PER SHARE
   Basic earnings (loss) per share .....................                 3.70                3.75                 (1.62)
                                                            =================    ================      ================
   Diluted earnings (loss) per share ...................                 3.68                3.73                 (1.62)
                                                            =================    ================      ================

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

                                  (IN MILLIONS)

                                                                              Six Months Ended June 30,
                                                             ------------------------------------------------------------
                                                                 INDUSTRIAL BUSINESS             FINANCIAL SERVICES
                                                             -----------------------------  -----------------------------
                                                                 2002            2001           2002           2001
                                                             -------------   -------------  -------------  --------------
   Revenues ............................................     [EURO] 68,331   [EURO] 68,606  [EURO]  7,913  [EURO]   8,373
   Cost of sales .......................................           (55,615)        (57,489)        (6,702)         (7,522)
                                                             -------------  --------------  -------------   -------------
GROSS MARGIN ...........................................            12,716          11,117          1,211             851
   Selling, administrative and other expenses ..........            (8,056)         (8,327)          (792)           (639)
   Research and development ............................            (2,861)         (2,940)             -               -
   Other income ........................................               301             543             26              30
   Turnaround plan expenses - Chrysler Group ...........              (688)         (3,047)             -               -
                                                             -------------  --------------  -------------   -------------
INCOME (LOSS) BEFORE FINANCIAL INCOME ..................             1,412          (2,654)           445             242
   Financial income (expense), net .....................             2,569            (149)           (12)              8
                                                             -------------   -------------  -------------  --------------
INCOME (LOSS) BEFORE INCOME TAXES ......................             3,981          (2,803)           433             250
   Income taxes ........................................              (440)            930           (191)            (11)
   Minority interests ..................................               (11)              9             (2)             (1)
                                                             -------------   -------------  -------------  --------------
NET INCOME (LOSS) ......................................             3,530          (1,864)           240             238
                                                             =============   =============  =============  ==============

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                  (IN MILLIONS)

                                                                                 CONSOLIDATED
                                                            ----------------------------------------------------------
                                                                       At June 30,                At December 31,
                                                            ----------------------------------------------------------
                                                                 2002              2002                  2001
                                                               (Note 1)
                                                            ---------------   ----------------   ---------------------
                                                                       (unaudited)
ASSETS
    Goodwill and other intangible assets .............      $        2,620    [EURO]    2,658    [EURO]         2,863
    Property, plant and equipment, net ...............              36,811             37,349                  41,165
    Investments and long-term financial assets .......               9,372              9,509                  12,375
    Equipment on operating leases, net ...............              31,718             32,181                  36,002
                                                            ---------------   ----------------   ---------------------
  FIXED ASSETS .......................................              80,521             81,697                  92,405
                                                            ---------------   ----------------   ---------------------
    Inventories ......................................              16,306             16,544                  16,754
    Trade receivables ................................               7,095              7,199                   6,430
    Receivables from financial services ..............              48,426             49,134                  49,512
    Other receivables ................................              17,546             17,802                  16,188
    Securities .......................................               2,937              2,980                   3,077
    Cash and cash equivalents ........................               9,383              9,520                  11,428
                                                            ---------------   ----------------   ---------------------
  NON-FIXED ASSETS ...................................             101,693            103,179                 103,389
                                                            ---------------   ----------------   ---------------------
  DEFERRED TAXES .....................................               1,673              1,697                   3,010
                                                            ---------------   ----------------   ---------------------
  PREPAID EXPENSES ...................................               7,530              7,641                   8,606
                                                            ---------------   ----------------   ---------------------
  TOTAL ASSETS .......................................             191,417            194,214                 207,410
                                                            ===============   ================   =====================


LIABILITIES AND STOCKHOLDERS' EQUITY
    Capital stock ....................................      $        2,595    [EURO]    2,633    [EURO]         2,609
    Additional paid-in capital .......................               7,656              7,768                   7,286
    Retained earnings ................................              28,788             29,208                  26,441
    Accumulated other comprehensive income ...........               1,076              1,092                   2,668
    Treasury stock ...................................                 (9)                (9)                       -
                                                            ---------------   ----------------   ---------------------
  STOCKHOLDERS' EQUITY ...............................              40,106             40,692                  39,004
                                                            ---------------   ----------------   ---------------------
  MINORITY INTERESTS .................................                 434                440                     417
                                                            ---------------   ----------------   ---------------------
  ACCRUED LIABILITIES ................................              37,529             38,077                  41,570
                                                            ---------------   ----------------   ---------------------
    Financial liabilities ............................              77,654             78,789                  90,908
    Trade liabilities ................................              14,205             14,413                  14,157
    Other liabilities ................................               9,572              9,711                  10,262
                                                            ---------------   ----------------   ---------------------
  LIABILITIES ........................................             101,431            102,913                 115,327
                                                            ---------------   ----------------   ---------------------
  DEFERRED TAXES .....................................               4,364              4,428                   4,851
                                                            ---------------   ----------------   ---------------------
  DEFERRED INCOME ....................................               7,553              7,664                   6,241
                                                            ---------------   ----------------   ---------------------
  TOTAL LIABILITIES ..................................             151,311            153,522                 168,406
                                                            ---------------   ----------------   ---------------------
  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY .........             191,417            194,214                 207,410
                                                            ===============   ================   =====================

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

                                  (IN MILLIONS)

                                                          INDUSTRIAL BUSINESS               FINANCIAL SERVICES
                                                    --------------------------------   -------------------------------
                                                          At               At                At              At
                                                       June 30,       December 31,        June 30,      December 31,
                                                         2002             2001              2002            2001
                                                    --------------   ---------------   --------------  ---------------
                                                              (unaudited)                        (unaudited)
ASSETS
    Goodwill and other intangible assets ......     [EURO]  2,461   [EURO]    2,662    [EURO]    197   [EURO]     201
    Property, plant and equipment, net ........            37,204            41,016              145              149
    Investments and long-term financial assets              8,861            11,349              648            1,026
    Equipment on operating leases, net ........             4,096             3,004           28,085           32,998
                                                    --------------  ----------------   --------------  ---------------
  FIXED ASSETS ................................            52,622            58,031           29,075           34,374
                                                    --------------  ----------------   --------------  ---------------
    Inventories ...............................            14,954            15,338            1,590            1,416
    Trade receivables .........................             6,817             6,134              382              296
    Receivables from financial services .......                20                26           49,114           49,486
    Other receivables .........................             9,890             7,512            7,912            8,676
    Securities ................................             2,586             2,636              394              441
    Cash and cash equivalents .................             8,355             8,057            1,165            3,371
                                                    --------------  ----------------   --------------  ---------------
  NON-FIXED ASSETS ............................            42,622            39,703           60,557           63,686
                                                    --------------  ----------------   --------------  ---------------
  DEFERRED TAXES ..............................             1,617             2,930               80               80
                                                    --------------  ----------------   --------------  ---------------
  PREPAID EXPENSES ............................             7,536             8,480              105              126
                                                    --------------  ----------------   --------------  ---------------
  TOTAL ASSETS ................................           104,397           109,144           89,817           98,266
                                                    ==============  ================   ==============  ===============


LIABILITIES AND STOCKHOLDERS' EQUITY
  STOCKHOLDERS' EQUITY ........................     [EURO] 31,244   [EURO]   29,009    [EURO]  9,448   [EURO]   9,995
                                                    --------------  ----------------   --------------  ---------------
  MINORITY INTERESTS ..........................               412               403               28               14
                                                    --------------  ----------------   --------------  ---------------
  ACCRUED LIABILITIES .........................            37,138            40,534              939            1,036
                                                    --------------  ----------------   --------------  ---------------
    Financial liabilities .....................            10,645            15,701           68,144           75,207
    Trade liabilities .........................            14,123            13,773              290              384
    Other liabilities .........................             6,999             7,431            2,712            2,831
                                                    --------------  ----------------   --------------  ---------------
  LIABILITIES .................................            31,767            36,905           71,146           78,422
                                                    --------------  ----------------   --------------  ---------------
  DEFERRED TAXES ..............................           (2,360)           (2,212)            6,788            7,063
                                                    --------------  ----------------   --------------  ---------------
  DEFERRED INCOME .............................             6,196             4,505            1,468            1,736
                                                    --------------  ----------------   --------------  ---------------
  TOTAL LIABILITIES ...........................            73,153            80,135           80,369           88,271
                                                    --------------  ----------------   --------------  ---------------
  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ..           104,397           109,144           89,817           98,266
                                                    ==============  ================   ==============  ===============

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (IN MILLIONS)

                                                                             Six Months Ended June 30,
                                                               ------------------------------------------------------
                                                                                   CONSOLIDATED
                                                               ------------------------------------------------------
                                                                    2002
                                                                  (Note 1)             2002               2001
                                                               ----------------   ----------------   ----------------
Net income (loss) ........................................     $         3,716    [EURO]    3,770    [EURO]  (1,626)
Income (loss) applicable to minority interests ...........                  12                 13                (8)
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
    Gains on disposals of businesses .....................              (2,592)            (2,630)              (523)
    Depreciation and amortization of  equipment on
      operating leases....................................               3,556              3,608              3,492
    Depreciation and amortization of fixed assets ........               3,140              3,186              3,548
    Change in deferred taxes .............................                 442                448             (1,147)
    Equity (income) loss from associated companies .......                (154)              (156)               440
    Change in financial instruments ......................                 (66)               (67)              (358)
    Gains on disposals of fixed assets/securities ........                (321)              (326)              (477)
    Change in trading securities .........................                 103                105                 93
    Change in accrued liabilities ........................               1,710              1,735              1,665
    Turnaround plan expenses - Chrysler Group ............                 678                688              3,047
    Turnaround plan payments - Chrysler Group ............                (252)              (256)              (163)
    Changes in other operating assets and liabilities:
      - inventories, net .................................                (641)              (650)            (1,510)
      - trade receivables ................................                (967)              (981)              (499)
      - trade liabilities ................................               1,274              1,293              2,417
      - other assets and liabilities .....................                 813                824              2,501
                                                               ----------------   ----------------   ----------------
CASH PROVIDED BY OPERATING ACTIVITIES ....................              10,451             10,604             10,892
                                                               ----------------   ----------------   ----------------

Purchases of fixed assets:
 - Increase in equipment on operating leases .............             (10,229)           (10,378)           (10,259)
 - Purchases of property, plant and equipment ............              (3,368)            (3,417)            (5,030)
 - Purchases of other fixed assets .......................                 (67)               (68)              (195)
Proceeds from disposals of equipment on operating leases..               8,956              9,087              6,146
Proceeds from disposals of fixed assets...................                 231                234                316
Payments for investments in businesses ...................                (181)              (184)              (561)
Proceeds from disposals of businesses ....................               5,136              5,211              1,144
Increase in receivables from financial services, net .....              (5,095)            (5,169)            (3,840)
Disposition of securities (other than trading), net ......                 115                117              1,636
Change in other cash .....................................                 (38)               (39)                 2
                                                               ----------------   ----------------   ----------------
CASH USED FOR INVESTING ACTIVITIES .......................              (4,540)            (4,606)           (10,641)
                                                               ----------------   ----------------   ----------------

Change in financial liabilities (including amounts for
    commercial paper borrowings, net of [EURO](2,257)
    ($(2,225)) and [EURO](13,456) in 2002 and 2001,
    respectively) ........................................              (5,752)            (5,836)             3,530
Dividends paid (incl. profit transferred from
subsidiaries) ............................................                (992)            (1,007)            (2,365)
Proceeds from issuance of capital stock (incl. minority
    interests)............................................                  21                 21                 35
Purchase of treasury stock ...............................                 (30)               (30)               (44)
                                                               ----------------   ----------------   ----------------
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES .........              (6,753)            (6,852)             1,156
                                                               ----------------   ----------------   ----------------

Effect of foreign exchange rate changes on cash and cash
    equivalents (maturing within 3 months) ...............              (1,034)            (1,049)               540
                                                               ----------------   ----------------   ----------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
    (MATURING WITHIN 3 MONTHS) ...........................              (1,876)            (1,903)             1,947
                                                               ----------------   ----------------   ----------------
CASH AND CASH EQUIVALENTS (MATURING WITHIN 3 MONTHS)
    AT BEGINNING OF PERIOD ...............................              11,233             11,397              7,082
                                                               ----------------   ----------------   ----------------
    AT END OF PERIOD .....................................               9,357              9,494              9,029
                                                               ================   ================   ================

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

                                  (IN MILLIONS)

                                                                             Six Months Ended June 30,
                                                           -------------------------------- -------------------------------
                                                                 INDUSTRIAL BUSINESS              FINANCIAL SERVICES
                                                           -------------------------------- -------------------------------
                                                                2002            2001             2002            2001
                                                           ---------------  --------------  --------------  ---------------
Net income (loss) ....................................     [EURO]   3,530   [EURO] (1,864)  [EURO]     240  [EURO]     238
Income (loss) applicable to minority interests .......                 11              (9)               2               1
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
    Gains on disposals of businesses .................             (2,630)           (517)               -              (6)
    Depreciation and amortization of equipment on
      operating leases................................                 94             139            3,514           3,353
    Depreciation and amortization of fixed assets ....              3,140           3,502               46              46
    Change in deferred taxes .........................                (55)         (1,780)             503             633
    Equity (income) loss from associated companies ...               (166)            441               10              (1)
    Change in financial instruments ..................               (169)           (313)             102             (45)
    Gains on disposals of fixed assets/securities ....               (326)           (477)               -               -
    Change in trading securities .....................                105              93                -               -
    Change in accrued liabilities ....................              1,704           1,554               31             111
    Turnaround plan expenses - Chrysler Group ........                688           3,047                -               -
    Turnaround plan payments - Chrysler Group ........               (256)           (163)               -               -
    Changes in other operating assets and liabilities:
      - inventories, net .............................               (398)         (1,342)            (252)           (168)
      - trade receivables ............................               (899)           (532)             (82)             33
      - trade liabilities ............................              1,407           2,427             (114)            (10)
      - other assets and liabilities .................               (331)          1,150            1,155           1,351
                                                           ---------------  --------------  ---------------  --------------
CASH PROVIDED BY OPERATING ACTIVITIES ................              5,449           5,356            5,155           5,536
                                                           ---------------  --------------  ---------------  --------------

Purchases of fixed assets:
 - Increase in equipment on operating leases .........             (3,402)         (2,941)          (6,976)         (7,318)
 - Purchases of property, plant and equipment ........             (3,382)         (5,005)             (35)            (25)
 - Purchases of other fixed assets ...................                (30)           (156)             (38)            (39)
Proceeds from disposals of equipment on operating
leases................................................              3,852           3,379            5,235           2,767
Proceeds from disposals of fixed assets...............                213             273               21              43
Payments for investments in businesses ...............               (173)           (543)             (11)            (18)
Proceeds from disposals of businesses ................              4,928           1,012              283             132
(Increase) decrease in receivables from financial
services, net ........................................                 51             (45)          (5,220)         (3,795)
Disposition of securities (other than trading), net ..                 55           1,050               62             586
Change in other cash .................................               (212)            119              173            (117)
                                                           ---------------  --------------  --------------   ---------------
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES .....              1,900          (2,857)          (6,506)         (7,784)
                                                           ---------------  --------------  ---------------  --------------

Change in financial liabilities ......................             (4,955)          1,162             (881)           2,368
Dividends paid (incl. profit transferred from
subsidiaries) ........................................             (1,003)         (2,361)              (4)             (4)
Proceeds from issuance of capital stock (incl.
    minority interests) ..............................                (96)             16              117              19
Purchase of treasury stock ...........................                (30)            (44)               -               -
                                                           ---------------  --------------  ---------------  --------------
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES .....             (6,084)         (1,227)            (768)           2,383
                                                           ---------------  --------------  ---------------  --------------

Effect of foreign exchange rate changes on cash and
    cash equivalents (maturing within 3 months) ......               (962)            495              (87)             45
                                                           ---------------  --------------  ---------------  --------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
    (MATURING WITHIN 3 MONTHS) .......................                303           1,767           (2,206)            180
                                                           ---------------  --------------  ---------------  --------------
CASH AND CASH EQUIVALENTS (MATURING WITHIN 3 MONTHS)
    AT BEGINNING OF PERIOD ...........................              8,026           6,400            3,371             682
                                                           ---------------  --------------  ---------------  --------------
    AT END OF PERIOD .................................              8,329           8,167            1,165             862
                                                           ===============  ==============  ===============  ==============

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS


1.  PRESENTATION OF CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

    The condensed consolidated financial statements of DaimlerChrysler AG and subsidiaries ("DaimlerChrysler" or the "Group") have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America ("U.S. GAAP"). All amounts herein are shown in millions of euros ("[EURO]") and as of and for the three and six months ended June 30, 2002, are also presented in millions of U.S. dollars ("$"), the latter being presented solely for the convenience of the reader, which is converted at the rate of [EURO]1= $0.9856, the Noon Buying Rate of the Federal Reserve Bank of New York on June 28, 2002.

    Certain prior period balances have been reclassified to conform with the Group's current period presentation.

    The information included in the condensed consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The condensed consolidated financial statements should be read in conjunction with the December 31, 2001 consolidated financial statements and notes included in the Group's 2001 Annual Report on Form 20-F, as amended.

    Preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Commercial practices with respect to the products manufactured by DaimlerChrysler necessitate that sales financing, including leasing alternatives, be made available to the Group's customers. Accordingly, the Group's consolidated financial statements are also significantly influenced by activities of the financial services business. To enhance the readers' understanding of the Group's consolidated financial statements, the accompanying financial statements present, in addition to the consolidated financial statements, information with respect to the financial position, results of operations and cash flows of the Group's industrial and financial services business activities. Such information, however, is not required by U.S. GAAP and is not intended to, and does not represent the separate U.S. GAAP financial position, results of operations or cash flows of the Group's industrial or financial services business activities. Transactions between the Group's industrial and financial businesses principally represent intercompany sales of products, intercompany borrowings and related interest, and other support under special vehicle financing programs. The effects of transactions between the industrial and financial services businesses have been eliminated within the industrial business columns.

    As part of its Turnaround Plan objectives, Chrysler Group has lengthened its platform life-cycles and is aggressively pursuing a strategy to re-use manufacturing equipment for more than one product launch. In the first quarter of 2002, Chrysler Group initiated an extensive engineering review of the assets utilized in its manufacturing facilities. These studies resulted in revisions to the estimated remaining useful lives as well as a reduction in estimated salvage values of certain manufacturing machinery, equipment and tooling to better represent the revised platform strategy and the increased use of flexible manufacturing techniques in its facilities. The change in these estimated useful lives

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS


and salvage values will be applied to existing assets and new additions beginning in 2002. The change in estimates resulted in reduced depreciation and amortization expenses of machinery, equipment and tooling for the three and six months ended June 30, 2002 of [EURO]101 million and [EURO]138 million, respectively ([EURO]64 million and [EURO]88 million net of taxes or [EURO]0.06 and [EURO]0.09 per diluted share, respectively). The change in estimate is expected to result in lower depreciation and amortization expenses of approximately [EURO]300 million (approximately [EURO]200 million, net of taxes) for the year ending December 31, 2002.

    In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 141, "Business Combinations," and SFAS 142, "Goodwill and Other Intangible Assets." SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill. SFAS 142 requires that goodwill no longer be amortized, but instead tested for impairment at least annually. SFAS 142 also requires recognized intangible assets with a definite useful life to be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS 144 (see below). Any recognized intangible asset determined to have an indefinite useful life will not be amortized, but instead tested for impairment in accordance with SFAS 142 until its life is determined to no longer be indefinite.

    DaimlerChrysler adopted the provisions of SFAS 141 and SFAS 142 as of July 1, 2001, and January 1, 2002, respectively. These Statements require that goodwill acquired in a business combination completed after June 30, 2001, and any intangible asset determined to have an indefinite useful life acquired after June 30, 2001 should not be amortized. Goodwill acquired in business combinations completed before July 1, 2001, and any intangible assets with indefinite useful lives acquired before July 1, 2001, were amortized until December 31, 2001.

    SFAS 142 required the Group to evaluate its existing intangible assets and goodwill and to make any necessary reclassifications in order to conform with the new separation requirements at the date of adoption. The Group reassessed the estimated useful lives and residual values of all intangible assets other than goodwill and determined that no adjustments regarding amortization periods were necessary.

    In connection with the transitional impairment evaluation, SFAS 142 requires DaimlerChrysler to perform an assessment of whether there is an indication that goodwill is impaired as of January 1, 2002. To accomplish this, DaimlerChrysler
(1) identified its reporting units, (2) determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units, and (3) determined the fair value of each reporting unit. DaimlerChrysler completed this first step of the transitional assessment for all of the Group's reporting units by June 30, 2002, and determined there was no indication that goodwill had been impaired as of January 1, 2002. Accordingly, no transitional goodwill impairment charge was necessary.

    Companies accounted for by DaimlerChrysler using the equity method, such as the European Aeronautic Defence and Space Company ("EADS") and Mitsubishi Motors Corporation, are also subject to the requirements of SFAS 141 and 142 (see Note
4). Any transitional goodwill impairment resulting from the adoption of SFAS 142 will be recognized as the effect of a change in accounting principle in the Group's statement of income (loss).

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS


    In June 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations." The statement applies to legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset's useful life. The Group expects to adopt SFAS 143 on January 1, 2003. DaimlerChrysler is currently determining the impact of the adoption of SFAS 143.

    In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 retains the current requirement to recognize an impairment loss only if the carrying amounts of long-lived assets to be held and used are not recoverable from their expected undiscounted future cash flows. However, goodwill is no longer required to be allocated to these long-lived assets when determining their carrying amounts. SFAS 144 requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until it is disposed. SFAS 144 requires the depreciable life of an asset to be abandoned, be revised. SFAS 144 requires all long-lived assets to be disposed of by sale, be recorded at the lower of its carrying amount or fair value less cost to sell and to cease depreciation (amortization). Future operating losses from discontinued operations are no longer recognized before they occur. SFAS 144 is effective January 1, 2002. The adoption of SFAS 144 did not have an impact on the Group's financial statements.

2.  TURNAROUND PLAN FOR THE CHRYSLER GROUP

    The DaimlerChrysler Supervisory Board approved a multi-year turnaround plan for the Chrysler Group in 2001. Key initiatives for the turnaround plan over the period 2001 through 2003 include a workforce reduction and an elimination of excess capacity. The workforce reduction affected represented and non-represented hourly and salary employees. To eliminate excess capacity, the Chrysler Group is idling, closing or disposing of certain manufacturing plants, eliminating shifts and reducing line speeds at certain manufacturing facilities, and adjusting volumes at component, stamping and powertrain facilities.

    The charges recorded for the plan in the first half of 2001 were [EURO]3,047 million ([EURO]1,932 million net of taxes) and are presented as a separate line item on the accompanying consolidated statements of income (loss) ([EURO]2,521 million and [EURO]526 million would have otherwise been reflected in cost of sales and selling, administrative and other expenses, respectively).

    The charges recorded for the plan in the first half of 2002 were [EURO]688 million ([EURO]443 million net of taxes) and are presented as a separate line item on the accompanying consolidated statements of income (loss) ([EURO]672 million and [EURO]16 million would have otherwise been reflected in cost of sales and selling, administrative and other expenses, respectively). These additional charges were for costs associated with the idling, closing or disposal of certain manufacturing facilities in 2002 and 2003 and ongoing workforce reduction measures.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS


    The pretax amounts for turnaround plan charges since initiation in the first quarter of 2001 are comprised of the following:

    (in millions of[EURO])

                                                Workforce         Asset              Other
                                                reductions      write-downs          costs         Total
                                              ------------------------------------------------------------
RESERVE BALANCE AT JANUARY 1, 2001                         -              -              -              -
   Initial charges ....................                1,403            836            808          3,047
   Payments ...........................                  (31)             -             (8)           (39)
   Amount charged against assets ......                 (321)          (836)           (22)        (1,179)
   Currency translation adjustment ....                   47              -             36             83
                                              ------------------------------------------------------------
RESERVE BALANCE AT MARCH 31, 2001                      1,098              -            814          1,912
                                              ============================================================
   Additional charges .................                    -              -              -              -
   Payments ...........................                  (69)             -            (55)          (124)
   Amount charged against assets ......                  (53)             -             (9)           (62)
   Currency translation adjustment ....                   32              -             25             57
                                              ------------------------------------------------------------
RESERVE BALANCE AT JUNE 30, 2001                       1,008              -            775          1,783
                                              ============================================================
   Additional charges .................                   93            148             27            268
   Adjustments ........................                 (122)             -           (129)          (251)
   Payments ...........................                 (111)             -            (91)          (202)
   Amount charged against assets ......                 (321)          (148)           (32)          (501)
   Currency translation adjustment ....                  (41)             -            (40)           (81)
                                              ------------------------------------------------------------
RESERVE BALANCE AT DECEMBER 31, 2001                     506              -            510          1,016
                                              ============================================================
   Additional charges .................                  132             98             84            314
   Payments ...........................                  (81)             -            (47)          (128)
   Amount charged against assets ......                  (48)           (98)             -           (146)
   Currency translation adjustment ....                    1              -              8              9
                                              ------------------------------------------------------------
RESERVE BALANCE AT MARCH 31, 2002                        510              -            555          1,065
                                              ============================================================
   Additional charges .................                  221            169              3            393
   Adjustments ........................                   (6)            17            (30)           (19)
   Payments ...........................                  (52)             -            (76)          (128)
   Amount charged against assets ......                    -           (186)             -           (186)
   Currency translation adjustment ....                  (71)             -            (57)          (128)
                                              ------------------------------------------------------------
RESERVE BALANCE AT JUNE 30, 2002                         602              -            395            997
                                              ============================================================

    Workforce reduction charges during the six months ended June 30, 2002 and 2001, relate to early retirement incentive programs ([EURO]117 million and [EURO]467 million, respectively) and involuntary severance benefits ([EURO]230 million and [EURO]936 million, respectively). The voluntary early retirement programs, accepted by 1,672 and 6,160 employees during the first half of 2002 and 2001, respectively, are formula driven based on salary levels, age and past service. In addition, 6,579 employees were involuntarily affected by the plan in the first half of 2001. The number of employees involuntarily affected by the plan in the first half of 2002 was not significant. The amount of involuntary severance benefits paid and charged against the liability was [EURO]73 million and [EURO]62 million in the first half of 2002 and 2001, respectively.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS


    As a result of the planned idling, closing or disposal of certain manufacturing facilities, the carrying values of the assets held for use at these plants were determined to be impaired as the identifiable, undiscounted future cash flows associated with such assets were less than their respective carrying values. In accordance with the provisions of SFAS 144, the Chrysler Group recorded impairment charges of [EURO]284 million in the first half of 2002. In accordance with the provisions of SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the Chrysler Group recorded impairment charges of [EURO]836 million in the first half of 2001. The impairment charges represent the amount by which the carrying values of the property, plant, equipment and tooling exceeded their respective fair market values as determined by third party appraisals or comparative market analyses developed by the Chrysler Group.

    The Chrysler Group sold the Dayton Thermal Products facility on May 1, 2002 to a joint venture company with Behr America, Inc. and will maintain a minority interest for two years. In addition, the Chrysler Group sold the Graz, Austria plant to Magna International Inc. on July 12, 2002. The effect of these two plant sales was previously provided for in the Turnaround Plan charges.

    Other costs primarily include supplier contract cancellation costs.

    Restructuring costs of up to $0.9 billion are expected to be recognized in 2002 and 2003, including the [EURO]688 million already recognized in the first half of 2002. The Chrysler Group expects cash payments of $0.6 billion in 2002 for the restructuring actions recorded in 2001 and the first half of 2002.


3.  ACQUISITIONS AND DISPOSITIONS

    In August 2000, DaimlerChrysler signed a sale and purchase agreement with the Canadian company Bombardier Inc. for the sale of DaimlerChrysler Rail Systems GmbH ("Adtranz"). With the closing of the transaction on April 30, 2001, control over the operations of Adtranz was transferred to Bombardier on May 1, 2001. Accordingly, the operating results of Adtranz are included in the consolidated financial statements of DaimlerChrysler through April 30, 2001. The sales price of $725 million was received during 2001. On July 5, 2002 Bombardier filed a request for arbitration with the International Chamber of Commerce, Paris, and thereby raised claims for sales price adjustments under the terms of the sale and purchase agreement as well as claims for alleged breaches of contract and misrepresentation, and seeks total damages of approximately [EURO]960 million. The sale and purchase agreement limits the amount of such price adjustments to [EURO]150 million, and, to the extent legally permissible, the amount of other claims to an additional [EURO]150 million. The Group intends to defend itself vigorously against such claims. Due to uncertainties with respect to the ultimate outcome of these proceedings, the Group has recognized a partial after-tax gain of [EURO]237 million on the sale of Adtranz in the fourth quarter of 2001, representing the maximum possible adjustment to the sales price and the aforementioned maximum amount with respect to any further claims in accordance with the sale and purchase agreement.

    In October 2000, DaimlerChrysler Services AG and Deutsche Telekom AG formed a joint venture in the area of information technology. In accordance with the agreement, Deutsche Telekom AG received a 50.1% interest in T-Systems ITS through an investment of approximately [EURO]4,571 million for new shares of T-Systems ITS. In January 2002, DaimlerChrysler exercised its option to sell to Deutsche Telekom AG the Group's 49.9% interest in T-Systems ITS for proceeds of [EURO]4,694 million. The sale was consummated in March 2002 with the termination of the joint venture, resulting in a gain of [EURO]2,484 million.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS



    During the six months ended June 30, 2002, DaimlerChrysler sold a substantial portion of its commercial real estate and asset-based lending portfolios for [EURO]1,260 million, primarily to GE Capital. The decision to sell such assets was made during the fourth quarter of 2001, resulting in a charge in DaimlerChrysler's 2001 statement of income (loss).

    In April 2001, DaimlerChrysler completed the sale of 60% of the interest in its Automotive Electronics activities to Continental AG for [EURO]398 million, resulting in a pretax gain of [EURO]209 million. In April 2002, DaimlerChrysler exercised its option to sell to Continental AG the Group's remaining 40% interest in the Automotive Electronics activities for proceeds of [EURO]215 million, resulting in a pretax gain of [EURO]128 million.


4.  GOODWILL AND OTHER INTANGIBLE ASSETS

    Goodwill (excluding investor level goodwill included in equity method investments) and other intangible assets comprise (in millions of [EURO]):

                                                                             At June 30,           At December 31,
                                                                                2002                    2001
                                                                         --------------------    --------------------
Goodwill .........................................................       [EURO]        2,151     [EURO]        2,371
Other intangible assets ..........................................                       507                     492
                                                                         --------------------    --------------------
                                                                                       2,658                   2,863
                                                                         ====================    ====================

GOODWILL
    Upon adoption of SFAS 142, intangible assets relating to distribution rights with a net carrying amount of [EURO]44 million were reclassified from goodwill to other intangible assets. During the six months ended June 30, 2002, goodwill of [EURO]71 million was recorded in connection with certain acquisitions, none of which were material. The remaining changes in the carrying amount of goodwill primarily relate to currency translation adjustments.

    As of June 30, 2002, goodwill relates to Mercedes-Benz Passenger Cars & smart ([EURO]58 million), Chrysler Group ([EURO]1,224 million), Commercial Vehicles ([EURO]771 million), Services ([EURO]62 million) and Other Activities ([EURO]36 million).

    DaimlerChrysler's investor level goodwill in companies accounted for using the equity method was [EURO]1,011 million at June 30, 2002. Such goodwill is not subject to the impairment tests required by SFAS 142. Instead, the total investment, including investor level goodwill, will continue to be evaluated for impairment when conditions indicate that a decline in fair value of the investment below the carrying amount is other than temporary.

    Goodwill recognized in the consolidated balance sheet of EADS determined in accordance with U.S. GAAP was [EURO]10,263 million at December 31, 2001. EADS is currently conducting the transitional goodwill impairment tests as required by SFAS 142 (see Note 1). Because of the three-month lag in financial reporting by EADS, DaimlerChrysler expects to receive the results of the first step of the transitional goodwill impairment evaluation performed by EADS no later than September 30, 2002.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS


OTHER INTANGIBLE ASSETS
    Other intangible assets comprise (in millions of [EURO]):

                                                                             At June 30,           At December 31,
                                                                                2002                    2001
                                                                         --------------------    --------------------
Other intangible assets subject to amortization
      Gross carrying amount ......................................       [EURO]         973      [EURO]          897
      Accumulated amortization ...................................                     (588)                    (542)
                                                                         --------------------    --------------------
    Net carrying amount ..........................................                      385                      355
                                                                         --------------------    --------------------
Other intangible assets not subject to amortization ..............                      122                      137
                                                                         --------------------    --------------------
                                                                                        507                      492
                                                                         ====================    ====================

    DaimlerChrysler's other intangible assets subject to amortization primarily represent software. During the six months ended June 30, 2002, additions of [EURO]80 million were recognized, primarily relating to software. Distribution rights amounting to [EURO]44 million were reclassified from goodwill to other intangible assets on January 1, 2002. The aggregate amortization expense for the three and six months ended June 30, 2002 was [EURO]39 million and [EURO]82 million, respectively, and for the three and six months ended June 30, 2001 [EURO]31 million and [EURO]61 million, respectively.

    Amortization expense for the gross carrying amount of other intangible assets at June 30, 2002 is estimated to be [EURO]79 million for the remainder of 2002, [EURO]133 million in 2003, [EURO]79 million in 2004, [EURO]41 million in 2005 and [EURO]19 million in 2006.

    Other intangible assets not subject to amortization represent intangible pension assets.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS


ADJUSTED PRIOR PERIOD INFORMATION
    Net income (loss) and earnings (loss) per share for the three and six month periods ended June 30, 2001, adjusted to exclude goodwill amortization expense (including investor level equity method goodwill amortization) were as follows:

                                                                      Three months ended         Six months ended
                                                                         June 30, 2001             June 30, 2001
                                                                     ----------------------    ----------------------
Net income (loss) (in millions of [EURO]):
       Reported net income (loss) ..............................                       731                    (1,626)
          Goodwill amortization ................................                        54                       119
                                                                     ----------------------    ----------------------
       Adjusted net income (loss) ..............................                       785                    (1,507)
                                                                     ======================    ======================

Earnings (loss) per share (in [EURO]):
       Reported income (loss) per share - basic ................                      0.73                     (1.62)
          Goodwill amortization ................................                      0.05                      0.12
                                                                     ----------------------    ----------------------
       Adjusted income (loss) per share - basic ................                      0.78                     (1.50)
                                                                     ======================    ======================

       Reported income (loss) per share - diluted ..............                      0.73                     (1.62)
          Goodwill amortization ................................                      0.05                      0.12
                                                                     ----------------------    ----------------------
       Adjusted income (loss) per share - diluted ..............                      0.78                     (1.50)
                                                                     ======================    ======================

    For the three and six month periods ended June 30, 2001, the equity in the losses of the Group's investment in EADS included [EURO]35 million and [EURO]74 million, respectively, of goodwill amortization (excluding investor level goodwill amortization).

    Adjusted earnings (loss) per basic and diluted share as presented above, adjusted to further exclude goodwill amortization expense included in the equity losses of the Group's investment in EADS, was [EURO]0.82 and [EURO]0.82, respectively, for the three months ended June 30, 2001, and [EURO](1.43) and [EURO](1.43), respectively, for the six months ended
June 30, 2001.

5.  INVENTORIES

    Inventories are comprised of the following (in millions of [EURO]):

                                                                          At June 30,             At December 31,
                                                                             2002                      2001
                                                                     ----------------------    ----------------------
Raw materials and manufacturing supplies .......................     [EURO]          2,224     [EURO]          2,251
Work-in-process ................................................                     2,941                     3,038
Finished goods, parts and products held for resale .............                    11,915                    11,904
Advance payments to suppliers ..................................                        66                        97
                                                                     ----------------------    ----------------------
                                                                                    17,146                    17,290
Less: Advance payments received ................................                      (602)                     (536)
                                                                     ----------------------    ----------------------
                                                                                    16,544                    16,754
                                                                     ======================    ======================

6.  CASH AND CASH EQUIVALENTS

    As of June 30, 2002 and December 31, 2001, cash and cash equivalents include [EURO]26 million and [EURO]31 million, respectively, of deposits with original maturities of more than three months.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS


7.  STOCKHOLDERS' EQUITY

    The changes in stockholders' equity for the six months ended June 30, 2002 are as follows (in millions of [EURO]):

                                                                              Accumulated other
                                                                          comprehensive income (loss)
                                                               ----------------------------------------------
                                         Additional            Cumulative   Available-  Derivative    Minimum
                              Capital     paid-in    Retained  translation   for-sale    financial    pension   Treasury
                               stock      capital    earnings  adjustment   securities  instruments  liability    stock     Total
                              ---------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 2002       2,609        7,286    26,441        3,850          61         (337)      (906)        -   39,004
Comprehensive income:
  Net income ................        -            -     3,770            -           -            -          -         -    3,770
  Other comprehensive income
  (loss) ....................        -            -         -       (2,346)         64          695         11         -   (1,576)
                                                                                                                        ---------
  Total comprehensive income.                                                                                               2,194
Issuance of shares upon
   conversion of notes ......       24          482         -            -           -            -          -         -      506
Purchase of capital stock ...        -            -         -            -           -            -          -       (30)     (30)
Re-issuance of capital stock.        -            -         -            -           -            -          -        21       21
Dividends ...................        -            -    (1,003)           -           -            -          -         -   (1,003)
                              ---------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 2002         2,633        7,768    29,208        1,504         125          358       (895)       (9)   40,692
                              ====================================================================================================

    Total comprehensive income (loss) of the Group for the three months ended June 30, 2002 and the three- and six-month periods ended June 30, 2001 was [EURO](742) million, [EURO]1,046 million and [EURO](572) million, respectively.

    During the first half of 2002, DaimlerChrysler purchased approximately
0.6 million of its Ordinary Shares for [EURO]30 million and re-issued approximately 0.4 million of those shares for [EURO]21 million in connection with an employee share purchase plan. At June 30, 2002 approximately 0.2 million Ordinary Shares totaling [EURO]9 million were held as treasury stock designated for future issuances under employee share purchase plans.

    DaimlerChrysler is authorized through October 10, 2003 to acquire treasury stock for certain defined purposes up to a maximum nominal amount of [EURO]260 million of capital stock, representing approximately 10% of issued and outstanding capital stock.

    In June 1997, DaimlerChrysler issued 5.75% subordinated mandatory convertible notes due June 14, 2002 with a nominal amount of [EURO]66.83 per note. These convertible notes represented at the date of issue a nominal amount of [EURO]508 million including 7,600,000 notes which could be converted, subject to adjustment into 0.86631 newly issuable shares of DaimlerChrysler AG for each note before June 4, 2002. During 2002, 17,927 DaimlerChrysler Ordinary Shares were issued upon exercise. On June 14, 2002, the mandatory conversion date, 7,572,881 notes were mandatorily converted into 9,506,483 newly issued Ordinary Shares of DaimlerChrysler AG. The conversion price of [EURO]52.72 was determined on June 8, 2002, on the basis of the average closing auction price for the shares in Xetra-trading for the period between May 13, 2002, and June 7, 2002. Due to the fact that this conversion price was below the adjusted Minimum Conversion Price of [EURO]
53.19 the number of shares was calculated based on the adjusted Minimum Conversion Price. Thus each shareholder received 1.25643 Ordinary Shares of DaimlerChrysler AG per note. Fractions that remained after aggregation were settled in cash based on a conversion rate of [EURO]52.72 leading to a total cash payment of [EURO]0.4 million.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS


8.  STOCK-BASED COMPENSATION

    In April 2000, the Group's shareholders approved the DaimlerChrysler Stock Option Plan 2000 which provides for the granting of stock options for the purchase of DaimlerChrysler Ordinary Shares to eligible employees. Options granted under the Stock Option Plan 2000 are exercisable at a reference price per DaimlerChrysler Ordinary Share determined in advance plus a 20% premium. The options become exercisable in equal installments on the second and third anniversaries from the date of grant. All unexercised options expire ten years from the date of grant. If the market price per DaimlerChrysler Ordinary Share on the date of exercise is at least 20% higher than the reference price, the holder is entitled to receive a cash payment equal to the original exercise premium of 20%.

    In May 2000, certain shareholders challenged the approval of the Stock Option Plan 2000 at the stockholders' meeting on April 19, 2000. In October 2000, the Stuttgart District Court (Landgericht Stuttgart) dismissed the case and the Stuttgart Court of Appeals (Oberlandesgericht Stuttgart) dismissed an appeal in June 2001. The shareholders appealed the decision of the Stuttgart Court of Appeals to the Federal Supreme Court (Bundesgerichtshof) in July 2001. In March 2002, the Federal Supreme Court decided not to admit the appeal. In April 2002 a constitutional appeal was filed against this decision. The Stock Option Plan 2000, approved by the shareholders of DaimlerChrysler AG in April 2000, was judicially confirmed lawful and valid by the above named courts and remains valid unless a court decides to the contrary.

    During the first half of 2002, the Group issued 20.4 million new options at a reference price of [EURO]42.93.


9.  ACCRUED LIABILITIES

    Accrued liabilities are comprised of the following (in millions of [EURO]):

                                                                              At June 30,          At December 31,
                                                                                  2002                   2001
                                                                          ---------------------  ---------------------
Pension plans and similar obligations ..............................      [EURO]        11,614   [EURO]        12,647
Income and other taxes .............................................                     2,607                  2,393
Other accrued liabilities ..........................................                    23,856                 26,530
                                                                          ---------------------  ---------------------
                                                                                        38,077                 41,570
                                                                          =====================  =====================

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS


10. SEGMENT REPORTING

    Segment information for the three-month periods ended June 30, 2002 and 2001 is as follows (in millions of [EURO]):

                       Mercedes-Benz
                        Passenger
                           Cars     Chrysler  Commercial                Other    Elimi-    Consoli-
                         & smart     Group     Vehicles    Services   Activities nations    dated
                        ----------- --------- ----------- ----------- ---------- ------- ----------
June 30, 2002
  Revenues ............     12,209    16,210       6,879       3,531        508        -    39,337
  Intersegment sales ..        863       230         505         452         74   (2,124)        -
                        ----------- --------- ----------- ----------- ---------- ------- ----------
  Total revenues ......     13,072    16,440       7,384       3,983        582   (2,124)   39,337

  Operating Profit
  (Loss) ..............        845       414          (7)        227        253      (50)    1,682


June 30, 2001
  Revenues ............     11,949    18,041       7,029       3,847        588        -    41,454
  Intersegment sales ..        550       200         294         476        578   (2,098)        -
                        ----------- --------- ----------- ----------- ---------- ------- ----------
  Total revenues ......     12,499    18,241       7,323       4,323      1,166   (2,098)   41,454

  Operating Profit
  (Loss) ..............        820      (182)         96         101        227     (128)      934

     Segment information for the six-month periods ended June 30, 2002 and 2001 is as follows (in millions of [EURO]):

                       Mercedes-Benz
                        Passenger
                           Cars     Chrysler  Commercial                Other    Elimi-    Consoli-
                         & smart     Group     Vehicles    Services   Activities nations    dated
                        ----------- --------- ----------- ----------- ---------- ------- ----------
June 30, 2002
  Revenues ............     23,494    31,966      12,668       7,011      1,105        -    76,244
  Intersegment sales ..      1,509       424         837         902        143   (3,815)        -
                        ----------- --------- ----------- ----------- ---------- ------- ----------
  Total revenues ......     25,003    32,390      13,505       7,913      1,248   (3,815)   76,244

  Operating Profit
  (Loss) ..............      1,498       227         (92)      2,782        411     (64)     4,762


June 30, 2001
  Revenues ............     22,546    31,475      13,296       7,514      2,148        -    76,979
  Intersegment sales ..      1,125       388         561         859        717   (3,650)        -
                        ----------- --------- ----------- ----------- ---------- ------- ----------
  Total revenues ......     23,671    31,863      13,857       8,373      2,865   (3,650)   76,979

  Operating Profit
  (Loss) ..............      1,490    (4,638)        (42)        542        (91)     (77)   (2,816)

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS


    The reconciliation to operating profit (loss) is as follows (in millions of [EURO]):

                                                                     Three months ended        Six months ended
                                                                          June 30,                 June 30,
                                                                    ----------------------  ------------------------
                                                                      2002        2001        2002         2001
                                                                    ----------  ----------  ----------  ------------
Income (loss) before financial income ..........................        1,415       1,203       1,857        (2,412)
      Pension, postretirement and other benefit expenses
       other than service cost ................................           (74)       (154)       (157)         (218)
      Operating income (loss) from affiliated, associated and
       related companies ......................................           150         (69)        358          (385)
      Gain on disposal of businesses ..........................           156           -       2,640           292
      Miscellaneous ...........................................            35         (46)         64           (93)
                                                                    ----------  ----------  ----------  ------------
Consolidated operating profit (loss) ...........................        1,682         934       4,762        (2,816)
                                                                    ==========  ==========  ==========  ============

11. EARNINGS (LOSS) PER SHARE

    The computation of basic and diluted earnings (loss) per share for "Income
(loss) before cumulative effect of a change in accounting principle" is as follows (in millions of [EURO] or millions of shares, except earnings per share):

                                                                     Three months ended        Six months ended
                                                                          June 30,                 June 30,
                                                                 -------------------------  -------------------------
                                                                    2002          2001         2002         2001
                                                                 ------------  -----------  -----------  ------------
Net income (loss) - basic....................................          1,108          731        3,770        (1,626)
      Interest expense on convertible bonds and notes (net
       of tax)..............................................               4            6           10             -
                                                                 ------------  -----------  -----------  ------------
Net income (loss) - diluted .................................          1,112          737        3,780        (1,626)
                                                                 ============  ===========  ===========  ============


Weighted average number of shares outstanding - basic .......        1,004.8      1,003.2      1,004.0       1,003.2
      Dilutive effect of convertible bonds and notes .......             9.1         10.7          9.9             -
                                                                 ------------  -----------  -----------  ------------
Weighted average number of shares outstanding - diluted .....        1,013.9      1,013.9      1,013.9       1,003.2
                                                                 ============  ===========  ===========  ============

EARNINGS (LOSS) PER SHARE
      Basic ................................................            1.10         0.73         3.75         (1.62)
                                                                 ============  ===========  ===========  ============
      Diluted ..............................................            1.10         0.73         3.73         (1.62)
                                                                 ============  ===========  ===========  ============

    For the six months ended June 30, 2001, convertible bonds and notes were excluded from the computation of diluted loss per share due to their antidilutive effect as a result of the Group's loss.

    See Note 7 for shares issued upon conversion of notes in June 2002.

    Options issued through June 30, 2002 in connection with the Stock Option Plan 2000 were not included in the computation of diluted earnings (loss) per share for 2001 and 2002 because the options' underlying exercise price was greater than the average market price for DaimlerChrysler Ordinary Shares for the three and six months ended June 30, 2002 and 2001.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS


12. LITIGATION AND CLAIMS

    In September 2000, Freightliner LLC, DaimlerChrysler's North American commercial vehicles subsidiary, acquired Western Star Trucks Holdings Ltd., a Canadian company engaged in the design, assembly, and distribution of heavy duty trucks and transit buses. Prior to its acquisition by Freightliner, Western Star had completed the sale of ERF (Holdings) plc, a company organized in England and Wales and engaged in the assembly and sale of heavy duty trucks, to MAN AG and MAN Nutzfahrzeuge AG for Cdn $195 million. In March 2002, MAN asserted claims against Western Star for breach of representations and warranties in the share purchase agreement, alleging that ERF's accounting records and financial statements were fraudulent and that certain of its tax liabilities were misstated. MAN seeks damages in excess of [pound]300 million and has notified Western Star that it intends to submit its claims to the London Commercial Court. Western Star intends to defend itself vigorously against such claims.

    A purported class action lawsuit is pending in the United States District Court for the District of New Jersey against Mercedes-Benz USA, LLC ("MBUSA"), a wholly-owned subsidiary of DaimlerChrysler, and against MBUSA's wholly-owned subsidiary Mercedes-Benz Manhattan, Inc. ("MBM") which alleges that MBUSA and MBM participated in a price fixing conspiracy among Mercedes-Benz dealers. A motion for class certification is pending. MBUSA and MBM intend to defend themselves vigorously. In addition, MBUSA and MBM have been advised by the Antitrust Division of the U.S. Department of Justice, New York Regional Office that it is conducting a criminal investigation in connection with the allegations made in the lawsuit. MBUSA and MBM have each been served with a grand jury subpoena.

    With regard to the previousy reported motions filed by DaimlerChrysler and the individual defendants to dismiss the three lawsuits brought by former Chrysler Corporation shareholders relating to the business combination between Chrysler and Daimler-Benz in 1998, the United States District Court for the District of Delaware in March 2002 granted the motion as to the consolidated class action complaint, denied the motion as to the Tracinda Corporation complaint except for the civil conspiracy claim in that complaint, and denied the motion as to the other complaint filed by Glickenhaus & Co., et al. The Court subsequently allowed the class action plaintiffs to amend their complaint, which is now pending. These cases have been consolidated for purposes of discovery and are captioned IN RE:
DAIMLERCHRYSLER AG SECURITIES LITIGATION. DaimlerChrysler believes these complaints are without merit and intends to defend against them vigorously.

13. CONDENSED CONSOLIDATING FINANCIAL INFORMATION

    DaimlerChrysler AG, the parent company of the Group, fully and unconditionally guarantees certain publicly issued debt of its 100% owned subsidiary DaimlerChrysler North America Holding Corporation. The following condensed consolidating financial information for DaimlerChrysler AG, DaimlerChrysler North America Holding Corporation and all other subsidiaries on a combined basis set forth below is intended to provide investors with meaningful and comparable financial information about DaimlerChrysler AG and its subsidiary issuer. Investments and long-term financial assets includes the investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed consolidating financial information. Financial income (expense), net includes the income or loss related to such investments.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS


INTERIM CONDENSED CONSOLIDATING STATEMENTS OF INCOME (LOSS)


                                                                DaimlerChrysler      Other
   SIX MONTHS ENDED JUNE 30, 2002          DaimlerChrysler AG    North America    subsidiaries   Consolidating  DaimlerChrysler AG
   (in millions of [EURO])                  (parent company)        Holding        (combined)     adjustments     (consolidated)
                                                                  Corporation
                                           ------------------   ---------------   ------------   -------------  ------------------
  Revenues                                             27,156                 -         68,155         (19,067)             76,244
  Cost of sales                                       (21,587)                -        (59,569)         18,839             (62,317)
                                           ------------------   ---------------   ------------   -------------  ------------------
GROSS MARGIN                                            5,569                 -          8,586            (228)             13,927
  Selling, administrative and
    other expenses                                     (3,230)              (12)        (5,873)            267              (8,848)
  Research and development                             (1,443)                -         (1,450)             32              (2,861)
  Other income                                            182                 -            332            (187)                327
  Turnaround plan expenses -
    Chrysler Group                                          -                 -           (688)              -                (688)
                                           ------------------   ---------------   ------------   -------------  ------------------
INCOME (LOSS) BEFORE FINANCIAL INCOME                   1,078               (12)           907            (116)              1,857
  Financial income (expense), net                       2,896               (70)         3,452          (3,721)              2,557
                                           ------------------   ---------------   ------------   -------------  ------------------
INCOME (LOSS) BEFORE INCOME TAXES                       3,974               (82)         4,359          (3,837)              4,414
  Income taxes                                           (204)              383           (854)             44                (631)
  Minority interests                                        -                 -            (13)              -                 (13)
                                           ------------------   ---------------   ------------   -------------  ------------------
NET INCOME                                              3,770               301          3,492          (3,793)              3,770
                                           ==================   ===============   ============   =============  ==================



   SIX MONTHS ENDED JUNE 30, 2001
   (in millions of [EURO])

  Revenues                                             26,690                 -         68,932         (18,643)             76,979
  Cost of sales                                       (20,779)                -        (62,728)         18,496             (65,011)
                                           ------------------   ---------------   ------------   -------------  ------------------
GROSS MARGIN                                            5,911                 -          6,204            (147)             11,968
  Selling, administrative and
    other expenses                                     (3,233)               (7)        (5,968)            242              (8,966)
  Research and development                             (1,298)                -         (1,717)             75              (2,940)
  Other income                                            129                 -            520             (76)                573
  Turnaround plan expenses -
    Chrysler Group                                          -                 -         (3,047)              -              (3,047)
                                           ------------------   ---------------   ------------   -------------  ------------------
INCOME (LOSS) BEFORE FINANCIAL INCOME                   1,509                (7)        (4,008)             94              (2,412)
  Financial income (expense), net                      (2,417)           (3,962)         1,480           4,758                (141)
                                           ------------------   ---------------   ------------   -------------  ------------------
LOSS BEFORE INCOME TAXES                                 (908)           (3,969)        (2,528)          4,852              (2,553)
  Income taxes                                           (718)              639          1,023             (25)                919
  Minority interests                                        -                 -              8               -                   8
                                           ------------------   ---------------   ------------   -------------  ------------------
NET LOSS                                               (1,626)           (3,330)        (1,497)          4,827              (1,626)
                                           ==================   ===============   ============   ============== ==================

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS


INTERIM CONDENSED CONSOLIDATING BALANCE SHEETS



                                                                DaimlerChrysler      Other
   JUNE 30, 2002                           DaimlerChrysler AG    North America    subsidiaries   Consolidating  DaimlerChrysler AG
   (in millions of [EURO])                  (parent company)        Holding        (combined)     adjustments     (consolidated)
                                                                  Corporation
                                           ------------------   ---------------   ------------   -------------  ------------------
ASSETS
   Goodwill and other intangible assets                    82                 -          2,576               -               2,658
   Property, plant and  equipment, net                  5,768                 -         31,581               -              37,349
   Investments and long-term
     financial assets                                  35,351            59,066         12,448         (97,356)              9,509
   Equipment on operating  leases, net                  3,398                 -         28,852             (69)             32,181
                                           ------------------   ---------------   ------------   -------------  ------------------
   FIXED ASSETS                                        44,599            59,066         75,457         (97,425)             81,697
                                           ------------------   ---------------   ------------   -------------  ------------------
     Inventories                                        6,066                 -         11,019            (541)             16,544
     Trade, finance and other receivables              14,808             3,647         71,627         (15,947)             74,135
     Securities                                           317               255          2,408               -               2,980
     Cash and cash equivalents                            842             4,847          3,831               -               9,520
                                           ------------------   ---------------   ------------   -------------  ------------------
   NON-FIXED ASSETS                                    22,033             8,749         88,885         (16,488)            103,179
                                           ------------------   ---------------   ------------   -------------  ------------------
   DEFERRED TAXES AND PREPAID EXPENSES                  1,060               875         12,727          (5,324)              9,338
                                           ------------------   ---------------   ------------   -------------  ------------------
   TOTAL ASSETS                                        67,692            68,690        177,069        (119,237)            194,214
                                           ==================   ===============   ============   =============  ==================


LIABILITIES AND STOCKHOLDERS' EQUITY
   STOCKHOLDERS' EQUITY                                40,692            16,707         74,197         (90,904)             40,692
                                           ------------------   ---------------   ------------   -------------  ------------------
   MINORITY INTERESTS                                       -                 -            440               -                 440
                                           ------------------   ---------------   ------------   -------------  ------------------
   ACCRUED LIABILITIES                                  8,037               271         30,094            (325)             38,077
                                           ------------------   ---------------   ------------   -------------  ------------------
     Financial liabilities                             10,828            48,955         37,176         (18,170)             78,789
     Trade liabilities                                  3,847                 -         10,566               -              14,413
     Other liabilities                                  1,927             2,757          9,325          (4,298)              9,711
                                           ------------------   ---------------   ------------   -------------  ------------------
   LIABILITIES                                         16,602            51,712         57,067         (22,468)            102,913
                                           ------------------   ---------------   ------------   -------------  ------------------
   DEFERRED TAXES AND DEFERRED INCOME                   2,361                 -         15,271          (5,540)             12,092
                                           ------------------   ---------------   ------------   -------------  ------------------
   TOTAL LIABILITIES                                   27,000            51,983        102,872         (28,333)            153,522
                                           ------------------   ---------------   ------------   -------------  ------------------
   TOTAL LIABILITIES AND STOCKHOLDERS'
     EQUITY                                            67,692            68,690        177,069        (119,237)            194,214
                                           ==================   ===============   ============   =============  ==================


         DECEMBER 31, 2001
         (in millions of [EURO])

ASSETS
   Goodwill and other intangible assets                    84                 -          2,779               -               2,863
   Property, plant and equipment, net                   5,524                 -         35,641               -              41,165
   Investments and long-term
     financial assets                                  38,386            68,287         15,499        (109,797)             12,375
   Equipment on operating  leases, net                  3,234                 -         32,836             (68)             36,002
                                           ------------------   ---------------   ------------   -------------  ------------------
   FIXED ASSETS                                        47,228            68,287         86,755        (109,865)             92,405
                                           ------------------   ---------------   ------------   -------------  ------------------
     Inventories                                        5,428                 -         11,953            (627)             16,754
     Trade, finance and other receivables              11,832             3,250         75,866         (18,818)             72,130
     Securities                                           370                 -          2,707               -               3,077
     Cash and cash equivalents                          2,410             5,393          3,625               -              11,428
                                           ------------------   ---------------   ------------   -------------  ------------------
   NON-FIXED ASSETS                                    20,040             8,643         94,151         (19,445)            103,389
                                           ------------------   ---------------   ------------   -------------  ------------------
   DEFERRED TAXES AND PREPAID EXPENSES                  1,979                 -         15,093          (5,456)             11,616
                                           ------------------   ---------------   ------------   -------------  ------------------
   TOTAL ASSETS                                        69,247            76,930        195,999        (134,766)            207,410
                                           ==================   ===============   ============   =============  ==================


LIABILITIES AND STOCKHOLDERS' EQUITY
   STOCKHOLDERS' EQUITY                                39,004            18,556         84,874        (103,430)             39,004
                                           ------------------   ---------------   ------------   -------------  ------------------
   MINORITY INTERESTS                                       -                 -            417               -                 417
                                           ------------------   ---------------   ------------   -------------  ------------------
   ACCRUED LIABILITIES                                  8,067             1,603         32,306            (406)             41,570
                                           ------------------   ---------------   ------------   -------------  ------------------
     Financial liabilities                             14,600            54,417         43,351         (21,460)             90,908
     Trade liabilities                                  3,138                 -         11,019               -              14,157
     Other liabilities                                  1,969             2,289          9,930          (3,926)             10,262
                                           ------------------   ---------------   ------------   -------------  ------------------
   LIABILITIES                                         19,707            56,706         64,300         (25,386)            115,327
                                           ------------------   ---------------   ------------   -------------  ------------------
   DEFERRED TAXES AND DEFERRED INCOME                   2,469                65         14,102          (5,544)             11,092
                                           ------------------   ---------------   ------------   -------------  ------------------
   TOTAL LIABILITIES                                   30,243            58,374        111,125         (31,336)            168,406
                                           ------------------   ---------------   ------------   -------------  ------------------
   TOTAL LIABILITIES AND STOCKHOLDERS'
     EQUITY                                            69,247            76,930        195,999        (134,766)            207,410
                                           ==================   ===============   ============   =============  ==================

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS


INTERIM CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS



                                                                DaimlerChrysler      Other
   SIX MONTHS ENDED JUNE 30, 2002          DaimlerChrysler AG    North America    subsidiaries   Consolidating  DaimlerChrysler AG
   (in millions of [euro])                  (parent company)        Holding        (combined)     adjustments     (consolidated)
                                                                  Corporation
                                           ------------------   ---------------   ------------   -------------  ------------------
CASH PROVIDED BY (USED FOR) OPERATING
  ACTIVITIES                                            4,440            (1,387)        13,131          (5,580)             10,604
                                           ------------------   ---------------   ------------   -------------  ------------------
   Increase in equipment on operating
     leases                                            (1,233)                -         (9,161)             16             (10,378)
   Purchases of property, plant,
     equipment and other fixed assets                  (1,082)                -         (2,403)              -              (3,485)
   Proceeds from disposals of
     equipment on operating leases                      1,017                 -          8,070               -               9,087
   Proceeds from disposals of fixed
     assets                                                52                 -            182               -                 234
   Payments for investments in
     businesses                                          (275)                -            (81)            172                (184)
   Proceeds from disposals of
     businesses                                           246                 -          5,137            (172)              5,211
   Increase in receivables from
     financial services, net                              (21)                -         (5,150)              2              (5,169)
   (Acquisition) disposition of
     securities (other than trading), net                   -              (283)           400               -                 117
   Change in other cash                                    72             3,256           (110)         (3,257)                (39)
                                           ------------------   ---------------   ------------   -------------  ------------------
CASH PROVIDED BY (USED FOR)
  INVESTING ACTIVITIES                                 (1,224)            2,973         (3,116)         (3,239)             (4,606)
                                           ------------------   ---------------   ------------   -------------  ------------------

   Change in financial liabilities                     (3,772)           (1,494)        (2,652)          2,082              (5,836)
   Dividends paid (incl. profits
     transferred from subsidiaries)                    (1,003)               -          (4,302)          4,298              (1,007)
   Other                                                   (9)               -          (2,439)          2,439                  (9)
                                           ------------------   ---------------   ------------   -------------  ------------------
CASH USED FOR FINANCING ACTIVITIES                     (4,784)           (1,494)        (9,393)          8,819              (6,852)
                                           ------------------   ---------------   ------------   -------------  ------------------
Effect of foreign exchange rate
changes on cash                                             -              (638)          (411)              -              (1,049)
                                           ------------------   ---------------   ------------   -------------  ------------------
NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIV.                                          (1,568)             (546)           211               -              (1,903)
                                           ------------------   ---------------   ------------   -------------  ------------------
CASH AND CASH EQUIVALENTS
   AT BEGINNING OF PERIOD                               2,410             5,393          3,594               -              11,397
                                           ------------------   ---------------   ------------   -------------  ------------------
   AT END OF PERIOD                                       842             4,847          3,805               -               9,494
                                           ==================   ===============   ============   =============  ==================


   SIX MONTHS ENDED JUNE 30, 2001
   (in millions of [euro])

CASH PROVIDED BY (USED FOR) OPERATING
  ACTIVITIES                                            2,294            (1,424)         3,368            6,654              10,892
                                           ------------------   ---------------   ------------   -------------  ------------------

   Increase in equipment on operating
     leases                                            (1,167)                -         (9,110)             18             (10,259)
   Purchases of property, plant,
     equipment and other fixed assets                  (1,703)                -         (3,522)              -              (5,225)
   Proceeds from disposals of
     equipment on operating leases                        964                 -          5,182               -               6,146
   Proceeds from disposals of fixed                        18                 -            298               -                 316
     assets
   Payments for investments in                           (422)                -           (140)              1                (561)
     businesses
   Proceeds from disposals of                             747                 -            398              (1)              1,144
     businesses
   (Increase) decrease in receivables
     from  financial services, net                         33                 -         (3,873)              -              (3,840)
   Disposition of securities
     (other than trading), net                            250                 2          1,384               -               1,636
   Change in other cash                                  (428)           (4,304)          (525)          5,259                   2
                                           ------------------   ---------------   ------------   -------------  ------------------
CASH USED FOR INVESTING ACTIVITIES                     (1,708)           (4,302)        (9,908)          5,277             (10,641)
                                           ------------------   ---------------   ------------   -------------  ------------------

   Change in financial liabilities                      1,190             4,420          6,214          (8,294)              3,530
   Dividends paid (incl. profits
     transferred from subsidiaries)                    (2,358)                -           (319)            312              (2,365)
   Other                                                   (9)                -          3,949          (3,949)                 (9)
                                           ------------------   ---------------   ------------   -------------  ------------------
CASH PROVIDED BY (USED FOR) FINANCING
  ACTIVITIES                                           (1,177)            4,420          9,844         (11,931)              1,156
                                           ------------------   ---------------   ------------   -------------  ------------------
Effect of foreign exchange rate
  changes on cash                                           -               114            426               -                 540
                                           ------------------   ---------------   ------------   -------------  ------------------
NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIV.                                            (591)           (1,192)         3,730               -               1,947
                                           ------------------   ---------------   ------------   -------------  ------------------
CASH AND CASH EQUIVALENTS
   AT BEGINNING OF PERIOD                               1,508             1,968          3,606               -               7,082
                                           ------------------   ---------------   ------------   -------------  ------------------
   AT END OF PERIOD                                       917               776          7,336               -               9,029
                                           ==================   ===============   ============   =============  ==================

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                             DaimlerChrysler AG


                             By:   /s/ ppa.   Robert Koethner
                                   --------------------------------------
                                   Name:      Robert Koethner
                                   Title:     Vice President
                                              Chief Accounting Officer


                             By:   /s/ i. V.  Silvia Nierbauer
                                   --------------------------------------
                                   Name:      Silvia Nierbauer
                                   Title:     Director


Date: July 19, 2002